Filed Pursuant to Rule 424(b)(5)
Registration No. 333-147648

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered(1)	Maximum Aggregate Offering Price	Amount of Registration fee(2)(3)
Ordinary shares, par value U.S.$0.05 per share	6,900,000	$243,225,000	$7,467.01
(1)	Includes 900,000 ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(3)	Paid herewith.

PROSPECTUS

6,000,000 Ordinary Shares
in the form of ordinary shares or American Depositary Shares

RANDGOLD RESOURCES LIMITED

(organized under the laws of Jersey, Channel Islands)

We are offering ordinary shares in the form of ordinary shares or American Depositary Shares, or ADSs. Each ADS represents the right to receive one of our ordinary shares. The offering of ADSs is part of a global offering of 6,000,000 ordinary shares, including 5,575,000 ordinary shares being offered for sale in the United States and 425,000 ordinary shares being offered for sale outside of the United States. The price per ordinary share and ADS will be identical for both offerings.

Our ADSs are listed on the Nasdaq Global Select Market under the symbol ‘‘GOLD’’. Our ordinary shares are listed on the Official List of the United Kingdom Listing Authority and traded on the London Stock Exchange under the symbol ‘‘RRS’’. On November 28, 2007, the last reported price for our ADSs on the Nasdaq Global Select Market was $36.42 per share.

Investing in our ordinary shares or ADSs involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page 9.

	Per Share or ADS	Total
Initial price to public	$35.25	$211,500,000
Underwriting discount	$1.1016	$6,609,600
Proceeds, before expenses, to us	$34.1484	$204,890,400

We have granted the underwriters a 30-day option to purchase up to a total of 900,000 additional ordinary shares, including ordinary shares in the form of ADSs, to cover over-allotments, if any. If this option is exercised in full, the proceeds before expenses to us will be $235,623,960.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Bank plc, on behalf of the underwriters, expects to deliver the ordinary shares and ADSs to purchasers on or about December 4, 2007.

Sole Global Coordinator

HSBC

Joint Bookrunners

HSBC	Citi

November 29, 2007

Morila
Gold
Mine
London
Jersey,
Channel Islands
Mali
Bamako
Burkina
Faso
Senegal
Ghana
Côte
d'Ivoire
Mwanza
Loulo
Gold
Mine
Tanzania
Johannesburg
Tongon
Feasibility
Project

RANDGOLD RESOURCES

iii

In connection with the offering, HSBC Bank plc or its affiliates acting on its behalf (including HSBC Securities (USA) Inc.), each acting on behalf of the underwriters (the ‘‘Stabilizing Person’’) may engage in transactions that stabilize, maintain or otherwise affect the market price of our ordinary shares. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934 (the ‘‘Securities Exchange Act’’), pursuant to which the Stabilizing Person may make a bid for, or purchase, ordinary shares for the purpose of stabilizing the market price. The Stabilizing Person also may create a short position by selling more ordinary shares in connection with the offering than the underwriters are committed to purchase from us, and in such case may purchase ordinary shares in the open market following completion of the offering to cover all or a portion of such short position. In addition, the Stabilizing Person may impose ‘‘penalty bids’’ whereby the underwriters may reclaim from a dealer participating in the offering the selling concession with respect to the ordinary shares that the underwriters distributed in the offering, but which was subsequently purchased for the accounts of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the ordinary shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares and ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

A copy of this document has been delivered to the registrar of companies in Jersey in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and the registrar has given, and has not withdrawn, consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of shares by Randgold Resources Limited. It must be distinctly understood that, in giving these consents, neither the registrar of companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of Randgold Resources Limited or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this document, you should consult your stockbroker, bank manager, solicitor, accountant or other financial advisor.

Our directors have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All the directors accept responsibility accordingly.

iv

PRESENTATION OF FINANCIAL INFORMATION

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in U.S. dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with International Financial Reporting Standards, or IFRS. IFRS differs in significant respects from accounting principles generally accepted in the United States, or US GAAP. Our annual report on Form 20-F for the year ended December 31, 2006, or 2006 20-F, which is incorporated by reference in this prospectus, includes a discussion of the relevant differences between IFRS and US GAAP. In addition, note 27 to our audited consolidated financial statements included in the 2006 20-F, and note 12 to our unaudited condensed consolidated interim financial statements appearing in this prospectus, set forth a reconciliation from IFRS to US GAAP of net income and shareholders’ equity. We have also included in the 2006 20-F the audited financial information for the years ended December 31, 2006, 2005 and 2004 of Société des Mines de Morila S.A., or Morila SA. The financial information included in the 2006 20-F has been prepared in accordance with IFRS, and except where otherwise indicated, is presented in U.S. dollars.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections herein and in our 2006 20-F, which is incorporated by reference in this prospectus, entitled ‘‘Prospectus Summary,’’ ‘‘Risk Factors,’’ ‘‘Operating and Financial Review and Prospects’’ and ‘‘Business,’’ contains forward-looking information. In some cases, you can identify forward-looking statements by phrases such as ‘‘in our view,’’ ‘‘we cannot assure you,’’ or ‘‘there is no way to anticipate with certainty’’ as well as by terminology such as ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘objectives,’’ ‘‘goals,’’ ‘‘aims,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘possible,’’ ‘‘seeks,’’ ‘‘could,’’ ‘‘might,’’ ‘‘likely,’’ ‘‘enable,’’ ‘‘anticipates,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘predicts,’’ ‘‘potential’’ or ‘‘continue,’’ or the negative of these terms or other comparable terminology. These statements generally constitute statements of expectation, intent and anticipation and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under ‘‘Risk Factors.’’ These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forwarding-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, we undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

v

PROSPECTUS SUMMARY

This summary highlights the material information contained elsewhere in this prospectus. You should read the entire prospectus, as well as our 2006 20-F, which is incorporated by reference in this prospectus, carefully before deciding to buy our ADSs or ordinary shares, especially the discussion of risks of investing in our ADSs and ordinary shares described under ‘‘Risk Factors’’ beginning on page 9 of this prospectus. Unless otherwise indicated, all references in this prospectus to ‘‘Randgold,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Randgold Resources Limited, including its subsidiaries and joint ventures.

Our Business

We engage in gold mining, exploration and related activities. Our activities are focused on West and East Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo SA. The Loulo mine is currently mining from two open pits and is developing two underground mines. We also own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 76.5% controlling interest in the feasibility stage Tongon project located in the neighboring country of Côte d’Ivoire. We also have exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. At December 31, 2006, we declared proven and probable reserves of 6.29 million ounces attributable to our percentage ownership interests in Morila and Loulo.

The following table summarizes our declared reserves at December 31, 2006 for Loulo and Morila:

	Proven Reserves			Probable Reserves			Total Reserves			Attributable Gold*
Operation	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Loulo Mine	11.21	3.47	1.26	37.93	4.54	5.54	49.14	4.30	6.80		5.44
Morila Mine	15.36	2.50	1.23	11.35	2.47	0.90	26.71	2.49	2.13		0.85
										Total:	6.29

*	Reflects our 80% share in Loulo and our 40% share in Morila.

Furthermore, in addition to the reserves above, at September 30, 2007, we estimated the Tongon project to have probable reserves of 1.61 million ounces.

Our strategy is to create value through the discovery, development and profitable exploitation of resource opportunities, focusing on gold. We seek to discover significant gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area. We also routinely review opportunities to acquire development projects and existing mining operations and companies.

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits, as well as other smaller satellite pits. In 2006, its first full year of production, the Loulo mine produced 241,575 ounces of gold at a total cash cost of $328 per ounce (for a definition of cash costs, see ‘‘Summary Consolidated Financial and Operating Data’’ below). We estimate that the mine will produce approximately 250,000 ounces in 2007. We currently anticipate that mining at Loulo will continue through 2024.

We commenced development of the Yalea underground mine in August 2006 and we expect that the first ore will be accessed in the first quarter of 2008 with full production scheduled for 2009. Our planned production rate has been increased to 100,000 tonnes per month from 80,000 tonnes per month. Total ore reserves for the Yalea underground amounted to 3.63 million ounces at December 31, 2006.

We anticipate that we will commence development of Loulo’s second underground mine, Gara, in the first quarter of 2009 with first ore scheduled to be delivered to the plant at the end of that year. Total underground ore reserves for Gara at December 31, 2006 amounted to 1.38 million ounces. Subsequent to year-end, a redesign of the mine plan led to an increase of underground ore reserves to 13.14 million tonnes at 3.91 grams per tonne for a total of 1.65 million ounces. Further drilling carried out in the Gara South area has outlined additional mineralized material of 2.55 million tonnes at 4.89 grams per tonne for a total of 400,000 ounces. A further drilling program is presently underway to close in the drill spacing, which will allow refinement of the mine design and potentially add reserves.

The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the 372 square kilometer permit. To date, we have succeeded in identifying numerous additional targets including two significant advanced stage targets, Faraba and Baboto, which are subject to further exploration and drilling.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and to date has been our major gold producing asset. Since production began in October 2000, Morila has produced more than 4.6 million ounces of gold at a total cash cost of $155 per ounce. We estimate that Morila’s total production for 2007 will be approximately 475,000 ounces, with mining continuing through 2009 and processing of lower grade stockpiles continuing through 2013.

Morila focuses its exploration activities on extending the existing orebody and discovering new deposits that can be processed using the Morila plant. We continually seek to extend the life of mine at Morila, and have targeted areas within the Morila joint venture for further drilling. Outside of the Morila joint venture, we hold exploration permits covering 476 square kilometers in the Morila region, where we are engaged in early stage exploration work.

Tongon

At our Tongon project located in Côte d’Ivoire, we have completed 20,000 meters of a 30,000 meter drilling program that has been designed to allow for completion of a final feasibility study. The results of drilling to date has shown a substantial increase in mineralized material, over both the northern and southern zones, to 57.5 million tonnes at 2.38 grams per tonne for a total of 4.39 million ounces. At September 30, 2007, we declared a probable ore reserve of 21.9 million tonnes at 2.24 grams per tonne for a total of 1.61 million ounces. In addition, we estimate potentially mineable material of 16.8 million tonnes at 2.17 grams per tonne for a total of 1.17 million ounces. The reserves and mineable materials were calculated at a gold price of $525 per ounce. This increase in mineralized material and the conversion to reserves has allowed us to update the prefeasibility study, increasing the scope of the project from 200,000 tonnes per month throughput to 300,000 tonnes per month.

Our financial evaluation of the Tongon project is underway, and based on our preliminary capital and operating expenditure estimates, which are stated in real terms, we expect the life of mine cash operating cost to be $341 per ounce and the total cash cost to be $359 per ounce (including a 3% royalty payable to the government). The key estimates and assumptions underlying this evaluation include:

•	Life of mine total capital expenditure of $267 million, including the purchase of the mining fleet and ongoing sustaining capital.

•	Combined stripping ratio for both zones of 3.8:1.

•	Life of mine in excess of 10 years.

•	Average annual production of approximately 245,000 ounces.

•	Contract mining cost of $2 per tonne, assuming our ownership of the mining fleet.

•	Recoveries of 95% in oxide ore, 90% in transitional ore and 87.5% in sulphide ore.

We have commissioned SENET, an engineering and project management company, to undertake the design and engineering of the plant for the feasibility study, in close cooperation with our capital projects team.

We are continuing to enhance the economic potential of the Tongon project. Infill drilling is planned in both the northern and southern zones to better delineate the geological controls and the grade distributions within these zones. This is expected to allow for the inclusion of additional mineralized material in the northern zone as well as allowing for a more selective approach to mining in the southern zone. We anticipate that shallow infill drilling will allow us to better distinguish the grades in the upper portions of the ore body. The pit slope angles are considered conservative and following further geotechnical studies, we expect more realistic slopes will be designed. We are continuing to explore the potential of the two zones, which remain open along strike and at depth.

The focus of exploration at Tongon is to continue to explore and discover additional orebodies from the 671 square kilometer Nielle permit. To date, we have been successful in identifying numerous additional targets, including Tongon South.

Exploration

We have a quality portfolio of exploration projects in both West and East Africa. In 2007, we have concentrated our exploration activities on the extension of known orebodies and on the discovery of new orebodies both at producing mines and exploration sites. In addition, we continued with our strategy to expand our footprint in Africa, including newly emerging countries. We are actively exploring in six African countries with a portfolio of 177 targets on 12,976 square kilometers of groundholding. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila and Loulo mines and the Tongon project.

We develop our facilities and operations in accordance with internationally accepted good management practices on environmental and social issues, including World Bank and International Council on Metal and Mining standards.

We were incorporated under the laws of Jersey, Channel Islands in August 1995. Our principal executive offices are located at La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands and our telephone number is + 44 1534 735 333.

The Global Offering

The global offering	6,000,000 ordinary shares, in the form of ordinary shares or ADSs, consisting of the U.S. offering and the international offering.

The U.S. offering	5,575,000 ordinary shares, in the form of ordinary shares or ADSs.

The international offering	425,000 ordinary shares, in the form of ordinary shares or ADSs.

Offering prices	The offering prices for the U.S. offering and the international offering are $35.25 per ordinary share and $35.25 per ADS, respectively.

Over-allotment option	900,000 ordinary shares, in the form of ordinary shares or ADSs.

Lock-up	We have agreed with the underwriters, subject to specified exceptions, that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of HSBC Bank plc, issue or sell any of our ADSs or ordinary shares or share capital or any securities substantially similar to our ADSs or ordinary shares or share capital. Our executive directors have also agreed with the underwriters that, for a period of 90 days after the date of this prospectus, they will not, other than in specified circumstances, dispose of any ADSs or ordinary shares that they own without the prior written consent of HSBC.

The ADSs	Each ADS represents the right to receive one ordinary share. The ADSs are evidenced by American Depositary Receipts, or ADRs, executed and delivered by The Bank of New York, as depositary.

Use of proceeds	We expect to use the net proceeds from this offering for the development of the Tongon project, and other organic and corporate opportunities, including possible acquisitions.

Listing and trading	The ADSs are listed and traded on the Nasdaq Global Select Market and our ordinary shares are listed on the Official List of the United Kingdom Listing Authority and traded on the London Stock Exchange.

Symbol of the ADSs on the Nasdaq Global Select Market	‘‘GOLD’’

Symbol of the ordinary shares on the London Stock Exchange	‘‘RRS’’

Securities outstanding after the offering	75,327,034 ordinary shares. These amounts do not include:

•	outstanding options to purchase 2,567,468 ordinary shares;

•	shares available for issuance under our share option scheme;

•	an additional 464,017 shares available for issuance under our share option scheme after giving effect to this offering; or

•	shares to be issued pursuant to our Restricted Share Plan.

Risk factors	For a discussion of some factors that you should carefully consider in connection with an investment in the ordinary shares or the ADSs, see ‘‘Risk Factors.’’

Summary Consolidated Financial and Operating Data

Our 2006 20-F, which is incorporated herein by reference, provides the summary historical consolidated financial data derived from the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and as at December 31, 2006 and 2005. The following summary unaudited historical consolidated financial data for the nine months ended September 30, 2007 and 2006 and as of September 30, 2007, have been derived from our unaudited condensed consolidated interim financial statements, including the related notes that appear elsewhere in this prospectus. The following summary of financial data is not necessarily indicative of our future results. We encourage you to read this summary in conjunction with the more detailed information contained in the financial statements that are incorporated into or appear in this prospectus, including the notes to the financial statements.

The financial data have been prepared in accordance with IFRS, unless otherwise noted. In note 27 to our audited consolidated financial statements, and note 12 of our unaudited condensed consolidated financial statements, we present the principal differences between IFRS and US GAAP and a reconciliation of our net income attributable to equity shareholders and shareholders’ equity to US GAAP.

	Nine Months Ended September 30, 2007 (Unaudited)	Nine Months Ended September 30, 2006 (Unaudited)	Year Ended December 31, 2006	Year Ended December 31, 2005		Year Ended December 31, 2004
	(In thousands, except per share and ounce data)
Statement Of Operations Data:
Amounts in accordance with IFRS
Revenue	$195,227	$189,160	$258,304	$151,502		$73,330
Profit from operations#	43,289	57,205	72,414	47,823	†	7,227	†
Net profit attributable to equity shareholders	28,656	37,584	47,564	45,507	†	13,707	†
Basic earnings per share ($)	0.42	0.55	0.70	0.74	†	0.23	†
Fully diluted earnings per share ($)	0.41	0.54	0.69	0.71	†	0.23	†
Weighted average number of shares used in computation of basic earnings per share(3)	68,921,756	68,290,647	68,391,792	61,701,782		58,870,632
Weighted average number of shares used in computation of fully earnings per share(3)	69,792,693	69,375,818	69,331,035	63,828,996		59,996,257
Amounts in accordance with US GAAP(2)
Revenue	$110,220	$94,474	$132,353	$30,688		$—
Profit/(loss) from operations before joint venture	9,165	9,823	11,325	(11,858	)ø	(9,552	)ø
Equity income of Morila joint venture	21,971	30,263	39,551	56,262	†	18,724	†
Net income	28,656	37,584	47,564	42,055	†	9,172	†
Basic earnings per share ($)	0.42	0.55	0.70	0.68	†	0.16	†
Fully diluted earnings per share ($)	0.41	0.54	0.69	0.66	†	0.15	†
Weighted average number of shares used in computation of basic earnings per share(3)	68,921,756	68,290,647	68,391,792	61,701,782		58,870,632	*
Weighted average number of shares used in computation of fully diluted earnings per share(3)	69,792,693	69,375,818	69,331,035	63,828,996		59,996,257	*
Other data
Total cash costs ($ per ounce)(1)	342	285	296	201	†	208	†

#	Profit from operations is calculated as profit before income tax under IFRS, excluding interest income, interest expense and profit on sale of Syama.
*	Reflects adjustments resulting from the sub-division of shares.
†	Restated due to change in accounting policy relating to stripping costs. Refer to notes 6 and 27 of our audited consolidated financial statements.
Ø	Reflects the adoption of SFAS No. 123R using the modified retrospective application. Refer to note 27 of our audited consolidated financial statements.

	At September 30, 2007 (Unaudited)	At December 31, 2006	At December 31, 2005		At December 31, 2004
	(in thousands)
Balance Sheet
AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	$546,143	$512,164	$462,349	†	$253,577	†
Long-term borrowings	44,427	25,666	49,538		40,718
Share capital	3,467	3,440	3,404		2,961
Share premium	219,400	213,653	208,582		102,342
Accumulated profit	200,182	178,400	130,836	†	85,329	†
Other reserves	(61,962)	(59,430)	(41,000)		(14,347)
Shareholders’ equity	361,087	336,063	301,822	†	176,285	†
AMOUNTS IN ACCORDANCE WITH US GAAP(2)
Total assets	515,514	486,446	432,610	†	230,142	†
Long-term borrowings	42,002	22,329	45,081		35,042
Shareholders’ equity	353,992	328,968	294,727	†	172,369	†

†	Restated due to change in accounting policy relating to stripping costs. Refer to notes 6 and 27 of our audited consolidated financial statements.
1.	Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under our revised accounting policies, there are no transfers to and from deferred stripping. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for all periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortization and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Within this prospectus our discussion and analysis is focused on the ‘‘total cash cost’’ measure as defined by the Gold Institute.

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

Costs	Nine Months Ended September 30, 2007 (Unaudited)	Nine Months Ended September 30, 2006 (Unaudited)	Year Ended December 31, 2006	Year Ended December 31, 2005		Year Ended December 31, 2004
	(In thousands, except per share and ounce data)
Mine production costs	$95,391	$86,150	$115,217	$66,612		$37,468
Depreciation and amortization	17,566	16,312	22,844	11,910		8,738
General and administration expenses	9,329	7,777	13,006	7,438		6,809
Transport and refinery costs	859	458	711	360		233
Royalties	12,753	12,551	16,979	10,273		5,304
Movement in production inventory and ore stockpiles	(7,107)	(12,521)	(13,373)	(18,744	)†	(7,425	)†
Total cost of producing gold determined in accordance with IFRS	128,791	110,727	155,384	77,849	†	51,127	†
Less: Non-cash costs included in total cost of producing gold:
Depreciation and amortization	(17,566)	(16,312)	(22,844)	(11,910)		(8,738)
Total cash costs using the Gold Institute’s guidance	111,225	94,415	132,540	65,939	†	42,389	†
Ounces produced*	324,838	331,379	448,242	328,428		204,194
Total production cost per ounce under IFRS	396	334	347	237	†	250	†
Total cash cost per ounce	342	285	296	201	†	208	†

†	Restated due to change in accounting policy relating to stripping costs. Refer to note 6 of our audited consolidated financial statements.
*	40% share of Morila and 100% share of Loulo.
2.	Under IFRS, we account for our interest in Morila Limited using the proportionate consolidation method, whereby our proportionate share of Morila Limited’s assets, liabilities, income, expenses and cash flows are incorporated in our consolidated financial statements under the appropriate headings. Under US GAAP, we utilize the equity accounting method for our interest in Morila Limited. This requires that we recognize our share of Morila Limited’s net income as a separate line item in the statements of operations. In the balance sheet, we reflect as an investment our share of Morila Limited’s net assets. While this results in significantly different financial statement presentation between IFRS and US GAAP, it has no impact on our net income or our net asset value, except for any difference between IFRS and US GAAP which relates to Morila.
3.	Effective June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this share split, our ordinary shareholders of record on June 11, 2004 received two $0.05 ordinary shares for every one $0.10 ordinary share they held.

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Operations

The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.

Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price per ounce ($)
Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007 (through October)	790	608	675

In addition, the current demand for, and supply of, gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $296 in the year ended December 31, 2006, $201 in the year ended December 31, 2005, and $208 in the year ended December 31, 2004. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. In 2008, Loulo will transition from open pit mining to underground mining, during which time we expect costs to rise during this transitional period.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates contained in this prospectus are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total cash costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the ore bodies;

•	past experience with mining properties;

•	gold price; and

•	operating costs.

Because our ore reserve estimates are calculated based on current estimates of future production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.

Reserve estimates may require revisions based on actual production experience. Further, a sustained decline in the market price of gold may render the recovery of ore reserves containing relatively lower grades of gold mineralization uneconomical and ultimately result in a restatement of reserves. The failure of the reserves to meet our recovery expectations may have a materially adverse effect on our business, financial condition and results of operations.

The profitability of operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of inputs.

Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of the operating costs of any mining company. The cost of these consumables is impacted, to a greater or lesser extent, by fluctuations in the price of oil, exchange rates and a shortage of supplies.

Such fluctuations have a significant impact upon the operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable. In addition, while our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.

Our business may be harmed if the Government of Mali fails to repay fuel duties owing to Morila and Loulo.

Up to November 2005, Morila was responsible for paying to diesel suppliers the customs duties which are then paid to the Government of Mali. Prior to June 30, 2005 our operations at Morila and Loulo could claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Générale de Surveillance. During the third quarter 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has since given full exoneration from fuel duties to the mining industry so that fuel duties are no longer payable. However, significant amounts of previously paid fuel duties remain outstanding. Our share of the amounts owing to Morila was $5.6 million at December 31, 2006 and $4.6 million at September 30, 2007. Amounts owing to Loulo were $4.1 million at December 31, 2006 and $4.5 million at September 30, 2007.

Morila has concluded a re-imbursement protocol with the Government of Mali for all fuel duties and TVA owing to June 2005 and is in negotiation to conclude a further protocol to bring this up to date. At December 31, 2006, the fuel duties owed by the Government of Mali to Morila stood at $14.0 million, which amount has decreased by $2.5 million to $11.5 million at September 30, 2007.

If we are unable to recover these amounts, then our results of operations and financial position would be adversely affected, as would our ability to pay dividends to our shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

We have invested in debt instruments for which the market has become substantially illiquid.

At September 30, 2007, we held as ‘‘cash equivalents’’ AAA rated short-term asset-backed securities and other corporate debt instruments in the amount of $49.0 million (December 31, 2006: $49.8 million). The trading market for these instruments has become substantially illiquid as a result of recent conditions in the credit markets. We are unable to predict how long these market constraints will continue. At the present time it is uncertain whether we would be able to dispose of such instruments and realize cash equal to the amount of their carrying value. In the event that the credit rating on these instruments deteriorated, or we require, but are unable to access the funds in the near term, we may be required to record an impairment charge in our financial statements.

Our business may be harmed if the Government of Mali fails to repay Value Added Tax, or TVA, owing to Morila.

Our mining companies operating in Mali are exonerated by their Establishment Conventions from TVA for the three years following first commercial production. After that TVA is payable and reimbursable. TVA is only reclaimable insofar as it is expended in the production of income.

A key aspect in TVA recovery is managing the completion of the Government of Mali’s audit of the taxpayer’s payments, at which time the Government of Mali recognizes a liability. Unfortunately the Government of Mali did not complete its audit of Morila in 2006.

Morila has concluded a reimbursement protocol with the Government of Mali for all TVA owing to June 2005 and is in negotiation to conclude a further protocol to bring this up to date. At December 31, 2006, the TVA owed by the Government of Mali to Morila stood at $26.5 million, which has increased by $10.7 million to $37.2 million at September 30, 2007.

If Morila is unable to recover these funds, then its results of operations and financial position would be adversely affected, as would its ability to pay dividends to its shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

We may not be able to recover certain funds from MDM Ferroman (Pty) Limited.

In August 2004, we entered into a fixed lump sum turnkey contract, or MDM Contract, for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd, or MDM. At the end of 2005, after making advances and additional payments to MDM totaling $26 million in excess of the contract, we determined that MDM was unable to perform its obligations under the MDM Contract, at which time we enforced a contractual remedy which allowed us to act as our own general contractor and to complete the remaining work on the Loulo project that was required under the MDM Contract.

We believe that we are entitled to recover certain amounts from MDM, including advances of $12.1 million (December 31, 2006: $12.2 million) included in receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. The investigation was completed and summons have been issued against those MDM creditors deemed as preferential creditors. These legal proceedings are continuing.

We believe that we will be able to recover in full the $12.1 million included in receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. Our financial statements do not reflect any additional provision that may be required if the $12.1 million cannot be recovered in full. Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $12.1 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense.

Recovery of any amounts in excess of our claim for recovery of the $12.1 million is dependent on the extent to which our claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered.

We may incur losses or lose opportunities for gains as a result of our use of our derivative instruments to protect us against low gold prices.

We use derivative instruments to protect the selling price of some of our anticipated gold production at Loulo. The intended effect of our derivative transactions is to lock in a fixed sale price for some of our future gold production to provide some protection against a subsequent fall in gold prices. No such protection is in place for our production at Morila.

Derivative transactions can result in a reduction in revenue if the instrument price is less than the market price at the time the hedged sales are recognized. Moreover, our decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses which will prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.

Our underground project at Loulo, developing two mines at Yalea and Gara, is subject to all of the risks associated with underground mining.

We have determined to develop, construct and operate underground mines at Yalea and Gara. At Yalea, first ore is expected at the end of the first quarter of 2008, with full production scheduled for the beginning of 2009. At Gara, production is expected at the end of 2009. These planned mines represent our entry into the business of underground mining. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction. Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability.

The business of underground mining by its nature involves significant risks and hazards. In particular, as the development commences the operation could be subject to:

•	Falls of ground and cave-ins;

•	Seismic events;

•	Underground fires;

•	Discharges of gases or toxic chemicals;

•	Flooding;

•	Accidents; and

•	Other conditions resulting from drilling, blasting and the removal of material from an underground mine.

We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay the development of the mine, production, increase cash operating costs and result in additional financial liability for us.

Actual cash costs of production, production results and economic returns may differ significantly from those anticipated by our feasibility studies for new development projects, including Tongon.

It can take a number of years from initial feasibility studies until development is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of any new mine, including:

•	the availability and timing of necessary environmental and governmental permits;

•	the timing and cost necessary to construct mining and processing facilities, which can be considerable;

•	the availability and cost of skilled labor, power, water and other materials;

•	the accessibility of transportation and other infrastructure, particularly in remote locations; and

•	the availability of funds to finance construction and development activities.

We have determined to proceed with the development of our Tongon project in Côte d’Ivoire, and are progressing with a drilling program that will form the basis of a final feasibility study for the development of a mine. The completion of the feasibility study is dependent in large part on the political situation in that country. Accordingly, the success of any mining operation at our Tongon project is subject to the uncertainties stated above, as well as the risks presented by the political situation in that country. We cannot provide any assurance that we will complete a final feasibility study at Tongon, that the Government of Côte d’Ivoire will approve our final feasibility study or, that the project will ultimately result in a new commercial mining operation.

We conduct mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we currently operate could have a material and adverse effect on our business and results of operations.

The countries of Mali, Senegal, Burkina Faso and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’etat. The conflict in Côte d’Ivoire resulted in us suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed.

Goods are supplied to our operations in Mali through Ghana, Burkina Faso and Senegal, which routings have to date functioned satisfactorily. Our operations at Morila have been adversely affected by the higher transportation costs for diesel that now has to be delivered via Togo or Senegal. Any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests.

The mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, Ghana and Tanzania stipulate that should an economic ore body be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA and Somilo SA, and cannot be diluted below 10%, as a result of this type of legislation. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

Under our joint venture agreement with AngloGold Ashanti Limited, or AngloGold Ashanti, we jointly manage Morila Limited, and any disputes with AngloGold Ashanti over the management of Morila Limited could adversely affect our business.

We jointly control Morila Limited with AngloGold Ashanti under a joint venture agreement. Under the joint venture agreement, AngloGold Ashanti is responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila Limited board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila Limited board. We and AngloGold Ashanti retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila Limited and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

The use of mining contractors at certain of our operations may expose it to delays or suspensions in mining activities.

Mining contractors are used at Loulo and Morila to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

We may be required to seek funding from third parties or enter into joint development arrangements to finance the development of our properties and the timely exploration of our mineral rights, which funding or development arrangements may not be available on acceptable terms, or at all.

In some countries, if we do not conduct any mineral exploration on our mineral holdings or make the required payments in lieu of completing mineral exploration, these mineral holdings will lapse and we will lose all interest that we have in these mineral rights.

We may be required to seek funding from third parties to finance these activities. Our ability to obtain outside financing will depend upon the price of gold and the industry’s perception of its future price, and other factors outside of our control. We may not be able to obtain funding on acceptable terms when required, or at all. Cash constraints and strategic considerations may also lead us to dispose of all or part of our interests in some of our projects or mineral rights or to seek out third parties to jointly develop one or more projects.

We may not pay dividends to shareholders in the near future.

We paid our first dividend to ordinary shareholders in March 2007. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors. We cannot guarantee that dividends will be paid in the future.

If we are unable to attract and retain key personnel our business may be harmed.

Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including D. Mark Bristow, our Chief Executive Officer. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan.

Our insurance coverage may prove inadequate to satisfy future claims against us.

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of £50 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.

It may be difficult for you to affect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands and a majority of our directors and senior executives are not residents of the United States. Virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us. Furthermore, the United States and Jersey currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, it may not be possible for you to enforce a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States Federal securities laws against those persons or us.

In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive – it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Jersey court.

We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our share price.

As a publicly traded company, we are subject to a significant body of regulation, including the US Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline.

Risks Relating to Our Industry

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding; and

•	decrease in reserves due to a lower gold price.

If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.

If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would recognize an impairment provision against the amounts capitalized for that interest. All of these factors may result in losses in relation to amounts spent which are found not to be recoverable.

Title to our mineral properties may be challenged which may prevent or severely curtail our use of the affected properties.

Title to our properties may be challenged or impugned, and title insurance is generally not available. Each sovereign state is the sole authority able to grant mineral property rights, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Our ability to obtain desirable mineral exploration projects in the future may be adversely affected by competition from other exploration companies.

In conducting our exploration activities, we compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

Our operations are subject to extensive governmental and environmental regulations, which could cause us to incur costs that adversely affect our results of operations.

Our mining facilities and operations are subject to substantial government laws and regulations, concerning mine safety, land use and environmental protection. We must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives, air quality, water pollution, noxious odor, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.

Any failure on our part to be in compliance with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We provide for estimated environmental rehabilitation costs when the related environmental disturbance takes place. Estimates of rehabilitation costs are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our results of operations and financial condition.

If our environmental and other governmental permits are not renewed or additional conditions are imposed on our permits, our financial condition and results of operations may be adversely affected.

Generally, compliance with environmental and other government regulations requires us to obtain permits issued by governmental agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew these permits or whether material changes in permit conditions will be imposed. Non-renewal of a permit may cause us to discontinue the operations requiring the permit, and the imposition of additional conditions on a permit may cause us to incur additional compliance costs, either of which could have a material adverse effect on our financial condition and results of operations.

Labor disruptions could have an adverse effect on our operating results and financial condition.

Our operations in West and East Africa are highly unionized, and strikes are legal in the countries in which we operate. Therefore, our operations are at risk of having work interrupted for indefinite periods due to industrial action by employee collectives, such as strikes. Should long disruptions take place on our operations, the results from our operations and their financial condition could be materially and adversely affected.

AIDS poses risks to us in terms of productivity and costs.

The incidence of AIDS in Mali, which has been forecasted to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

Risks Relating to this Offering

The market value of our ADSs may fluctuate due to the volatility of the securities markets.

The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

Holders of ADRs have fewer rights than shareholders and have to act through the depositary to exercise those rights.

Holders of ADRs do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against us. The Bank of New York, as depositary, or the custodian, is the registered shareholder of the deposited shares underlying the ADSs, and therefore you will generally have to exercise your shareholder rights through The Bank of New York. In certain cases, we may not ask The Bank of New York to ask you for instructions as to how you wish the shares underlying the ADSs evidenced by your ADRs voted. The Bank of New York will not ask you for voting instructions in the absence of written instructions from us to do so. In the event that we did not so instruct The Bank of New York, you could still instruct The Bank of New York how to vote if you otherwise learn of our upcoming shareholders’ meeting or vote by surrendering your ADSs, withdrawing your underlying shares, and then voting as ordinary shareholders. Even if we ask The Bank of New York to ask you for such instructions, it may not be possible for The Bank of New York to obtain these instructions from you in time for The Bank of New York to vote in accordance with such instructions. If The Bank of New York does not receive instructions from you, it may give a proxy to vote your underlying ordinary shares or other deposited securities to our designated representative. This means you may not be able to exercise your right to vote and there may be nothing you can do if your underlying ordinary shares or other deposited securities are not voted as you instructed.

In some cases, The Bank of New York may not make rights or other distributions available to ADR holders.

If we make a rights offer to holders of securities, The Bank of New York may make these rights available to you after we instruct it to do so and provide it with evidence that it is legal to do so. If we fail to do this and The Bank of New York determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, you will receive no value for them.

Additionally, The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder and we have no obligation to take any other action to permit a distribution. This means that you may not receive the distribution we make on ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

USE OF PROCEEDS

We expect to use the net proceeds from this offering for the development of the Tongon project, and other organic and corporate opportunities, including possible acquisitions.

DIVIDENDS

We paid our first dividend to ordinary shareholders in March 2007. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors. We cannot guarantee that dividends will be paid in the future.

Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may declare and pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our profits available for distribution.

CAPITALIZATION

The following table sets forth our actual short-term and long-term indebtedness, shareholders’ equity and total capitalization on a consolidated basis at September 30, 2007, and as adjusted to give effect to this offering and the application of the net proceeds of this offering at the offering price of $35.25 per ordinary share, or $35.25 per ADS, as described in ‘‘Use of Proceeds.’’ The following table should be read in conjunction with ‘‘Use of Proceeds’’ and our consolidated financial statements, including the notes, appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

	At September 30, 2007
	(Unaudited)
	Actual	As Adjusted
	(in thousands)
Total short-term indebtedness	$3,616	$3,616
Guaranteed, secured	1,124	1,124
Unguaranteed, secured	—	—
Guaranteed, unsecured	2,492	2,492
Unguaranteed, unsecured	—	—
Total long-term indebtedness	$44,427	$44,427
Guaranteed, secured	2,425	2,425
Unguaranteed, secured	40,800	40,800
Guaranteed, unsecured	1,202	1,202
Unguaranteed, unsecured	—	—
Shareholders’ equity
Share capital	3,467	3,767
Share premium	219,400	423,191
Accumulated profits	200,182	200,182
Other reserves	(61,962)	(61,962)
Total shareholders’ equity	361,087	565,178
Total capitalization (shareholders’ equity plus total debt)	$409,130	$613,221

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that our management believes is relevant to an assessment and understanding of our consolidated financial condition and results of operations.

This discussion should be read in conjunction with the more detailed information contained in ‘‘Operating and Financial Review and Prospects’’ included in our 2006 20-F incorporated by reference in this prospectus, and the audited consolidated financial statements that are incorporated into and the unaudited condensed interim financial statements that appear in this prospectus, including the notes hereto. The following unaudited information for the nine month period ended September 30, 2007 and 2006 and as of September 30, 2007, have been derived from our unaudited condensed consolidated interim financial statements, including the related notes that appear elsewhere in this prospectus.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control.

Our financing arrangements for the development of Loulo include provisions for gold price protection. At September 30, 2007, 226,493 ounces had been sold forward at an average price of $445 per ounce (December 31, 2006: 298,075 ounces at $436 per ounce). The remaining portion of the hedge book represents approximately 21% of planned open pit production at Loulo for the period ending December 31, 2010.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenues.

Our Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average U.S. dollar realized gold price during the nine months ended September 30, 2007 and 2006.

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Average	$666	$601
High	743	725
Low	608	525
Average realized gold price*	604	567

*	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries and different realized prices achieved on the hedge book.

Costs and Expenses

Our operations currently comprise two open pit operations mined by contractors. Milling operations are undertaken by the group’s own employees. Total cash costs in the nine months ended September 30, 2007 as defined by guidance issued by the Gold Institute made up approximately 71% of total costs and expenses and comprised mainly of mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 41% of total cash costs, with diesel and reagent costs making up 35% of total cash costs. Direct labor costs accounted for approximately 7% of total cash costs. For a definition of total cash costs, please refer to ‘‘Summary Consolidated Financial and Operating Data.’’

The price of diesel acquired for the Morila and Loulo operations continued to increase during the nine months ended September 30, 2007, which had a negative impact on total cash costs. Should these prices increase further, this could impact significantly the total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. Mining contractor costs, which are Euro denominated at Morila, also increased as a result of the weakening of the US dollar during the nine months ended September 30, 2007.

The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

Loulo currently benefits from a three-year duty exemption period, which ends on November 8, 2008. Duties will become payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated that this has the effect of increasing the costs of imported goods by 7%, which equals to an overall increase of 1% on total costs.

Operating Results for Nine months ended September 30, 2007 and 2006

Prepared in accordance with IFRS	Nine months ended Sept. 30, 2007 (Unaudited)	Nine months ended Sept. 30, 2006 (Unaudited)
	(In thousands, except per share data)
REVENUE
Gold sales on spot	216,713	201,130
Loss on matured hedges	(16,727)	(7,270)
Non-cash loss on roll forward of hedges	(4,759)	(4,700)
Total revenues	195,227	189,160
OTHER INCOME
Interest income	5,437	5,692
Other income	632	730
Total other income	6069	6,422
Total income	201,296	195,582
COSTS AND EXPENSES
Mine production costs	95,391	86,150
Movement in production inventory and ore stockpiles	(7,107)	(12,521)
Depreciation and amortization	17,566	16,312
General and administration expenses	9,329	7,777
Mining and processing costs	115,179	97,718
Transport and refinery costs	859	458
Royalties	12,753	12,551
Exploration and corporate expenditure	22,987	21,393
Other losses – net	—	323
Exchange losses/(gains) – net	504	(10)
Unwind of discount on provisions for environmental rehabilitation	288	252
Interest expense	4,148	4,687
PROFIT BEFORE INCOME TAX	44,578	58,210
Income tax expense	(13,442)	(18,124)
NET PROFIT	31,136	40,086
Attributable to:
Equity shareholders	28,656	37,584
Minority shareholders	2,480	2,502
	31,136	40,086
Basic earnings per share (US$)	0.42	0.55
Fully diluted earnings per share (US$)	0.41	0.54

Product Sales

Total revenue increased by 3% from $189.2 million for the nine months ended September 30, 2006 to $195.2 million for the nine months ended September 30, 2007. Gold sales on spot increased by 8% from the nine months ended September 30, 2006 compared to the nine months ended September 30, 2007. This is mainly due to the increase in the average spot gold price received. The average spot gold price received increased from $603 per ounce for the nine months ended September 30, 2006 to $673 per ounce for the corresponding period in 2007.

The loss incurred on matured hedges increased by 130% from $7.3 million for the nine months ended September 30, 2006 to $16.7 million for the nine months ended September 30, 2007. This is due to more ounces of the hedge book being delivered into during the nine months ended September 30, 2007 (71,582 ounces), compared to the nine months ended September 30, 2006 period (39,764), as well as an increase in the average spot gold price.

Interest Income

Interest income amounts consist primarily of interest received on cash held at banks. Interest income of $5.4 million for the nine months ended September 30, 2007 is consistent with the interest income of $5.7 million for the nine months ended September 30, 2006.

Other Income

Other income consists mainly of cost recoveries, which are fees recovered from exploration joint ventures. Other income of $0.6 million for the nine months ended September 30, 2007 is consistent with the other income of $0.7 million for the nine months ended September 30, 2006.

Cost and Expenses

Total Cash Costs

The following table sets out our total ounces produced and total cash cost and production cost per ounce for the nine months ended September 30, 2007 and 2006 (for a definition of cash costs, please see ‘‘Summary Consolidated Financial and Operating Data’’):

	Nine months ended September 30,
	2007		2006
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share) cash costs	128,250	330	158,346	237
Loulo (100% share) cash costs	196,588	350	173,033	329
Total ounces (attributable production)	324,838		331,379
Group total cash cost		342		285
Total production cost per ounce under IFRS*		396		334

*	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.

From the nine months ended September 30, 2006 to the nine months ended September 30, 2007, our group total cash cost per ounce increased $57 per ounce, or 20%, from $285 per ounce to $342 per ounce. This is primarily due to a decrease in the average grade at the Morila operation from 4.4 grams per tonne to 3.5 grams per tonne. It was furthermore impacted by increases in mining contractor costs at Loulo with the introduction of blasting from July 2006 and the processing of harder ore from the Gara pit at Loulo, taken together with the overall inflationary increases in the mining industry, specifically relating to oil, steel and plant consumables. The total ounces (attributable to production) decreased 2% from 331,379 ounces for the nine months ended September 30, 2006 to 324,838 ounces for the nine months ended September 30, 2007 further contributed to the increase in the total cash cost.

Royalties increased by $0.2 million, or 2%, from $12.6 million for the nine months ended September 30, 2006 to $12.8 million for the nine months ended September 30, 2007. The increased royalties reflect increased gold sales and a higher gold price received.

General and administrative costs comprise of various expenses associated with providing on mine administration support services to the Morila and Loulo mines. These charges increased to $9.3 million for the nine months ended September 30, 2007 from $7.8 million for the nine months ended September 30, 2006. The increase relates to costs incurred as part of the group’s efforts to recoup the monies owed by MDM, the contractor which was responsible for the construction of the Loulo mine until the main construction contract was taken back on December 30, 2005.

Depreciation and Amortization

Depreciation and amortization charges increased by $1.3 million or 8% from $16.3 million for the nine months ended September 30, 2006 to $17.6 million for the nine months ended September 30, 2007. The increase relates to the continued capital expenditure incurred on the plant and open pit operations at both Loulo and Morila.

Interest Expense

Interest expense for the nine months ended September 30, 2007 was $4.1 million and comprised mainly of the interest on the Loulo project loan, as well as interest on the Loulo Caterpillar finance lease. The interest expense for the nine months ended September 30, 2006 was $4.7 million and the decrease is mainly the result of a decrease in the weighted average Loulo project loan balance outstanding, due to repayments made at June 30, 2006 ($8.4 million) and December 30, 2006 ($10.8 million).

Other Losses – Net

    The loss of $0.3 million for the nine months ended September 30, 2006 relates to the ineffective loss portion of hedging contracts previously recognized. The mark-to-market valuation of the Loulo hedge book is treated as a cash flow hedge and the hedge effective component of changes in fair value are accounted for through equity until the hedged items are sold.

Exploration and Corporate Expenditure

    Exploration and corporate expenditure was $23 million for the nine months ended September 30, 2007, and $21.4 million for the nine months ended September 30, 2006. The increase of $1.6 million from the previous nine months is a reflection of increased expenditure on the Tongon project in Côte d’Ivoire, where we are in the process of completing a final feasibility study.

Exchange Losses/(Gains) – Net

The exchange loss for the nine months ended September 30, 2007 of $0.5 million and the exchange gain of $0.01 million for the nine months ended September 30, 2006 relate primarily to Morila and Loulo and the movement results from the weakening of the US dollar against other currencies, especially the Euro, in which goods and services are denominated. Exchange gains and losses are also driven by movements in the US dollar against other currencies in respect of those cash balances which are denominated in currencies other than the US dollar.

Income Tax Expense

The income tax expense amounted to $13.4 million for the nine months ended September 30, 2007 (nine months ended September 30, 2006: $18.1 million). The decrease in the tax expense is due to lower gold sales and profit before tax at Morila for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2007. Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. Under the Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.

Minority Interests

The minority interests for the nine months ended September 30, 2007 and September 30, 2006 represent the 20% minority share of the profits at Loulo since production commenced in November 2005.

Liquidity and Capital Resources for Nine months ended September 30, 2007 and 2006

An analysis of the cash flows for the nine month periods ended September 30, 2007 and September 30, 2006 is set out below:

Prepared in accordance with IFRS	Nine months ended Sept. 30, 2007 (Unaudited) (In thousands)	Nine months ended Sept. 30, 2006 (Unaudited) (In thousands)
Profit before income tax	$44,578	$58,210
Adjustment for non-cash items	24,218	23,425
Working capital changes	(29,126)	(10,817)
Income tax paid	(9,178)	(9,053)
Net cash generated by operations	30,492	61,765
Net cash utilized in investing activities	(37,998)	(50,739)
Additions to property, plant and equipment	(37,998)	(50,844)
Financing of contractors	—	105
Net cash generated by financing activities	(4,764)	(8,158)
Ordinary shares issued	4,324	2,685
Decrease in long-term borrowings	(2,214)	(10,843)
Dividends paid to company’s shareholders	(6,874)	—
Net (decrease) increase in cash and cash equivalents	(12,270)	2,868
Cash and cash equivalents at beginning of period	143,356	152,452
Cash and cash equivalents at end of period	131,086	155,320

We generate cash from our mining activities and have raised funding for the construction of our operations under project finance and financial lease arrangements. As of September 30, 2007, we had cash and cash equivalents of $131.1 million available. Included in these cash and cash equivalents were AAA rated short-term asset-backed securities and other corporate debt instruments in the amount of $49 million. The trading market for these instruments has become substantially illiquid as a result of recent conditions in the credit markets. We continue to receive interest payable on these securities. Subsequent to September 30, 2007, these securities have been reclassified from cash and cash equivalents to investments following the instruments not trading for more than 90 days.

Operations

Net cash generated by operations was $30.5 million for the nine months ended September 30, 2007 compared to $61.8 million for the nine months ended September 30, 2006. Profit before income tax decreased by $13.6 million from $58.2 million for the nine months ended September 30, 2006 to $44.6 million for the nine months ended September 30, 2007. The non-cash items consist primarily of depreciation charges of $17.6 million and the non-cash loss on the roll forward of hedges of $4.8 million. In 2006, the main non-cash items are depreciation charges of $16.3 million and the non-cash loss on the roll forward of hedges of $4.7 million.

Working capital in the nine months ended September 30, 2007 showed a substantial increase of $29.1 million, to a large extent, resulting from the timing of gold shipments and funds received on gold sales at both mines at the end of the third quarter. This has resulted in a $16.8 million increase in receivables. The remainder is mainly due to an increase in inventory and stockpile balances following a build up of gold in process at Morila at September 30, 2007 and an increase in ore stockpiles at Morila in line with the life of mine plan.

Receivables include $23.0 million net of a provision to reflect the time value of money (December 31, 2006: $18.4 million) relating to indirect taxes owing to Morila SA and Loulo SA by the State of Mali. Receivables also include advances made to a contractor at Loulo totaling $11.8 million net of a provision to reflect the time value of money (December 31, 2006: $11.8 million). Significant uncertainties exist relating to the recoverability of the advances to the contractor.

Investing

Investing activities for the nine months ended September 30, 2007 utilized $38.0 million compared to $50.7 million utilized for the nine months ended September 30, 2006. The investing activities for both periods relate to the expenditure incurred on the underground development at Loulo. Capital expenditure for the nine months ended September 30, 2007 include the development of the twin declines, acquisition of the underground fleet, the completion of four CIL tanks, expenditure on the thickener, as well as the tailings dam at Loulo. Capital expenditure for nine months ended September 30, 2006 consist of expenditure to complete phase 2 of the Loulo plant as well as the commencement of construction and purchase of equipment for the Loulo underground mine at Yalea.

Financing

Financing activities for the nine months ended September 30, 2007 utilized net cash of $4.8 million compared to net cash utilized of $8.2 million for the nine months ended September 30, 2006. The net cash utilized in the nine months ended September 30, 2007 relates mainly to the dividend payment made of $6.9 million, partially offset by cash generated through ordinary shares issued of $4.3 million.

The net cash utilized in the nine months ended September 30, 2006 related mainly to the repayment of $8.4 million on the Loulo project finance loan.

Credit and Loan Facilities

As of September 30, 2006, our significant loan facilities were the corporate revolving credit facility, the Loulo Caterpillar finance facility and the Morila power plant finance lease as described below.

The Loulo project finance facility was replaced in early May 2007 with a $60 million corporate revolving credit facility to us. The facility is with NM Rothschild, Société Générale, Fortis and Barclays. It carries interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The final repayment date is May 1, 2011. Only $40.8 million of the $60 million facility has been drawn. Provided that no further draw down on the outstanding facility is required, the new corporate facility allows for repayments to be scheduled as follows: 2007 to 2009 – nil; 2010-$16.8 million and 2011 – $24.0 million. The maximum amounts outstanding under the facility are: prior to November 1, 2009 – $60.0 million; up to May 1, 2010 – $48.0 million; up to November 1, 2010 – $36.0 million; up to May 1, 2011 – $24.0 million.

The Caterpillar Finance Facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The loan is repayable quarterly over 42 months commencing on August 1, 2005 and bears interest at a fixed rate of 6.03% per annum. Together with Randgold Resources (Somilo) Limited, we jointly guaranteed the repayment of this loan. The average loan repayments of $0.5 million are payable in installments over the term of the loan.

The Morila power plant finance lease relates to five generators purchased from Rolls-Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of interest which at December 31, 2006 was approximately 21% per annum. Our attributable share of this finance lease obligation amounted to $3.0 million at September 30, 2007 and $3.8 million at September 30, 2006. We have guaranteed the repayment of the lease.

The maturity terms of our long-term liabilities are set out in more detail in note 8.2 of the unaudited consolidated interim financial statements. We are currently not in breach of, and do not expect to breach, any of the covenants of our credit and loan facilities. We are comfortable with our debt-to-equity levels and believe that we will be able to service the debt repayments as they fall due.

Shareholders’ Equity and Gross Indebtedness as of September 30, 2007

The following table sets out our shareholders’ equity and gross indebtedness. The figures for September 30, 2007 have been derived from our unaudited consolidated interim financial statements.

Sept. 30, 2007 (in thousands)
(Unaudited)
Total current debt
Guaranteed	$2,492
Secured	1,124
3,616
Total non-current debt (excluding current portion of long-term debt)
Guaranteed	1,202
Secured	43,225
44,427
Total gross indebtedness	48,043
Shareholders’ equity (excluding accumulated profit)
Share capital	3,467
Share premium	219,400
Other reserves	(61,962)
160,905
Total	$208,948

(1)	Guaranteed debt in the table above includes $3.7 million relating to the Caterpillar Finance Facility as at September 30, 2007.

(2)	Secured debt in the table above includes $40.8 million relating to the Corporate Facility and $3.5 million relating to the Morila Power Plant Finance lease.

(3)	There is no material contingent indebtedness as of September 30, 2007.

The following schedule sets out our net indebtedness. The figures for September 30, 2007 have been derived from our unaudited consolidated interim financial statements at that date.

Sept. 30, 2007 (in thousands)
(Unaudited)
Cash and cash equivalents	$(131,086)
Liquidity	(131,086)
Current portion of non-current debt	3,616
Current Financial Debt	3,616
Net Current Financial Indebtedness	(127,470)
Non-current bank loans	40,800
Other non-current loans	3,627
Non-current Financial Indebtedness	44,427
Net cash	$(83,043)

Included in cash and cash equivalents are AAA rated short-term asset backed securities and other corporate debt instruments in the amount of $49.0 million. The trading market for these instruments has become substantially illiquid as a result of recent conditions in the credit markets. We continue to receive interest payable on these securities. Subsequent to the September quarter end these securities have been reclassified from cash and cash equivalents to investments following the instruments not trading for more than 90 days.

Risk Management and Treasury Policy

Although, in general, it is not our policy to hedge our gold sales, we believe it is prudent to hedge during times of capital expansion and we are required to do so under debt financing arrangements. We use hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments were required in terms of the Loulo project loan facility, which has been now replaced by the corporate revolving credit facility. Loulo’s hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board. The largest portion of our cash resources are held in US dollars. In addition we also hold some Euro and Sterling balances, mainly to cover expenditure in these currencies. In the normal course of business, we enter into transactions denominated in foreign currencies, primarily Euro and Communaute Financiere Africaine Francs. We do not currently hedge our exposure to foreign currency exchange rates. We generally do not undertake any specific actions to cover our exposure to interest rate risk and as at September 30, 2007, we were not party to any interest rate risk management transactions.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the nine months ended September 30, 2007 and the nine months ended September 30, 2006 are as follows:

	Nine months ended September 30,
	2007	2006
	(Unaudited)
	(In thousands)
Area
Rest of Africa	149	52
Burkina Faso	1,337	893
Mali	3,611	5,835
Tanzania	1,135	1,322
Côte d’Ivoire	3,832	932
Senegal	1,527	1,184
Ghana	588	589
Total exploration expenditure	12,179	10,807
Corporate expenditure	10,808	10,586
Total exploration and corporate expenditure	22,987	21,393

The main focus of exploration work is on our advanced projects in Mali West, around Morila, and in Senegal, Tanzania, Burkina Faso, Côte d’Ivoire and Ghana.

Following an extensive drilling programme an updated prefeasibility study has been completed for the Tongon project at Côte d’Ivoire. Further drilling and the final feasibility study are currently underway.

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as of September 30, 2007 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations(1)	$50,438	$2,854	$5,707	$41,877	$—
Capital lease obligations(2)	9,118	4,410	3,993	715	—
Operating lease obligations	2,436	348	696	696	696
Financial liabilities – forward gold sales	74,647	25,120	49,527	—	—
Environmental rehabilitation	9,120	—	—	—	9,120
Loans from minority shareholders in subsidiaries	3,000	—	—	3,000	—
Total contractual cash obligations	148,759	32,732	59,923	46,288	9,816
Contracts for capital expenditure	4,906	4,906	—	—	—

(1) Includes total interest of $9.6 million calculated at the interest rate existing at September 30, 2007.
(2)	Includes total interest of $1.9 million calculated at the interest rates existing at September 30, 2007.

PRINCIPAL SHAREHOLDERS

Major Shareholders

As of October 31, 2007, our issued share capital consisted of 69,320,034 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 31, 2007, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of October 31, 2007, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow	657,584	0.95
B.H. Asher	45,783	0.07
N.P. Cole	447	0.00
R.I. Israel	41,828	0.06
P. Liétard	29,362	0.01
A.L. Paverd	41,828	0.06
K. Voltaire	447	0.00
BNY (Nominees) Limited(1)
30 Cannon Street
London
EC4M XH	58,267,067	84.06
Wells Fargo & Company(2)
420 Montgomery Street
San Francisco, CA 94104	5,968,261	8.69
Directors and executive officers(3)	1,153,654	1.66

(1)	Shares held by BNY (Nominees) Ltd are held for, and on behalf of, our ADS holders.
(2)	Wells Fargo & Company reported in its Schedule 13G filed with the Securities and Exchange Commission that as at December 31, 2006 its beneficial ownership in us amounted to 5,968,261 ordinary shares (8.69%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(3)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

As of October 31, 2007, there were 4 record holders of our ordinary shares in the United States, holding an aggregate of 52,829 ordinary shares or 0.08%.

As of October 31, 2007, there were 10 record holders of our ADSs in the United States, holding an aggregate of 58,267,067 ADSs or 84.06%.

MARKET INFORMATION

Our ordinary shares are listed on the London Stock Exchange, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS and our ADSs trade in the United States on the Nasdaq Global Select Market under the trading symbol GOLD, in the form of American Depositary Receipts. The American Depositary Receipts are issued by The Bank of New York, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADSs, as reported by the Nasdaq Global Select Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADSs from two ordinary shares per ADS to one ordinary share per ADS, so that each ADS now represents one ordinary share. In March 2003, we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in pound sterling and not in US dollars. The ADSs continue to be quoted on the London Stock Exchange and the Nasdaq Global Select Market in US dollars.

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2006	14.08	9.09	26.32	15.88
December 31, 2005	9.67	5.31	18.69	10.13
December 31, 2004	7.82	4.29	14.26	7.77
December 31, 2003	8.33	3.10	4.26	5.07
	High ($)	Low ($)
December 31, 2002	7.25	2.83	7.64	2.92

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2007
Third Quarter	16.60	10.60	34.13	20.83
Second Quarter	13.00	10.53	26.24	20.90
First Quarter	12.47	10.79	24.68	21.04
2006
Fourth Quarter	12.13	10.24	23.53	19.41
Third Quarter	13.40	10.00	24.75	19.41
Second Quarter	14.08	9.09	26.32	17.08
First Quarter	10.63	9.18	18.61	15.88
2005
Fourth Quarter	9.67	7.62	16.91	13.30
Third Quarter	9.27	7.28	16.70	12.70
Second Quarter	8.00	5.96	15.08	11.05
First Quarter	7.24	5.31	14.07	10.13

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£)	Low (£)	High ($)	Low ($)
2007
October	17.19	16.46	38.05	30.50
September	16.60	12.15	34.13	24.39
August	12.26	10.60	25.23	20.93
July	11.71	10.86	24.45	21.85
June	12.04	10.53	24.30	20.90
May	12.76	11.55	24.86	22.58

DESCRIPTION Of OUR MEMORANDUM
AND ARTICLES OF ASSOCIATION AND ORDINARY SHARES

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

The authorized share capital is $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each, of which 69,320,034 were issued as of October 31, 2007 and 7,648,481 were available for issue. At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,263,385 to 58,526,770 ordinary shares with effect from June 11, 2004. None of our shares have any redemption rights.

Memorandum of Association

Clause 2 of our Memorandum of Association provides that we shall have all the powers of a natural person including but not limited to the power to carry on mining, exploration or prospecting.

Changes in Capital or Objects and Powers

Subject to the 1991 Law and our Articles of Association, we may by special resolution at a general meeting:

•	increase our authorized or paid up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount;

•	sub-divide all or any part of our shares having a par value;

•	convert any of our issued or unissued shares into shares of another class;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued shares into redeemable shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce the authorized share capital;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.

Articles of Association

We adopted our Articles of Association by special resolution passed on June 24, 1997. Our Articles of Association include provisions to the following effect:

General Meeting of Shareholders

We may at any time convene general meetings of shareholders. We hold an annual general meeting for each fiscal year within nine months of the end of each fiscal year. No more than eighteen months may elapse between the date of one annual general meeting and the next.

Annual general meetings and meetings calling for the passing of a special resolution require twenty-one days’ notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than fourteen days’ notice in writing. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq’s marketplace rules, which apply to all companies listed on the Nasdaq Global Select Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33 1/3% of the outstanding shares. As a result, we requested, and Nasdaq granted to us, an exemption from compliance with the Rule 4350(f) requirement.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:

•	the consideration of our annual financial statements and report of our independent accountants;

•	the election of directors; and

•	the appointment of independent auditors.

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

Unless we otherwise determine, no shareholder is entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a shareholder in respect of any share held by him unless all calls presently payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses, if any, have been paid to us.

Dividends

Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may declare and pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our profits available for distribution.

Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up, otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.

We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of those ways.

We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.

Ownership Limitations

Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.

Distribution of Assets on a Winding-Up

If we are wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the shareholders in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the dividend shall be carried out as between the shareholders or vest the whole or any part of the assets in trustees on such trusts for the benefit of the shareholders as he with the like sanction shall determine but no shareholder shall be compelled to accept any assets on which there is a liability.

Transfer of Shares

Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of shareholders.

We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:

•	it is in respect of a share which is fully paid up;

•	it is in respect of only one class of shares;

•	it is in favor of a single transferee or not more than four joint transferees;

•	it is duly stamped, if so required; and

•	it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so; provided that we shall not refuse to register any transfer of partly paid shares which are listed on the grounds they are partly paid shares in circumstances where our refusal would prevent dealings in those shares from taking place on an open and proper basis.

Variation of Rights

If at any time our share capital is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares may be varied or abrogated in the manner, if any, that is provided by the rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class or with the sanction of a resolution passed by the holders of not less than three-quarters in nominal value of the issued shares of that class at a separate general meeting of the holders of shares of the class. The quorum at that meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class in question and at an adjourned meeting not less than one person holding shares of the class in question or his proxy.

Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking equally in all respects, except as to the date from which those new shares shall rank for dividend, with or subsequent to those already issued or by the reduction of the capital paid up on those shares or by the purchase or redemption by us of our own shares in accordance with the provisions of the 1991 Law and the Articles.

Capital Calls

Subject to the terms of allotment of shares, we may from time to time make calls on the members in respect of any monies unpaid on the shares, whether in respect of nominal value or premium, and not payable on a fixed date. A member must receive fourteen days’ notice of any call and any call is deemed to be made when the resolution of the board authorizing such call was passed.

If any call is not paid on or before the date appointed for payment, the person liable to pay that call shall pay all costs, charges and expenses of ours in connection with the non-payment, including interest on the unpaid amount, if requested by us.

Unless we otherwise determine, no member shall be entitled to receive any dividend or to be present and vote at any general meeting, or be included in a quorum, or to exercise any other right or privilege as a shareholder unless and until any outstanding calls in respect of his shares are paid.

Borrowing Powers

We may exercise all of our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, present and future, and uncalled capital and, subject to the provisions of the 1991 Law, to create and issue debenture and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Issue of Shares and Preemptive Rights

Subject to the provisions of the 1991 Law and to any special rights attached to any shares, we may allot or issue shares with those preferred, deferred or other special rights or restrictions regarding dividends, voting, transfer, return of capital or other matters as we may from time to time determine by ordinary resolution, or if no ordinary resolution has been passed or an ordinary resolution does not make specific provision, as we may determine. We may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. Subject to the provisions of the 1991 Law the unissued shares at the date of adoption of the Articles of Association and shares created thereafter shall be at our disposal. We cannot issue shares at a discount.

There are no pre-emptive rights for the transfer of our shares either within the 1991 Law or our Articles of Association.

Meetings of the Board of Directors

Any director may, and the secretary at the request of a director shall, call a board meeting at any time on reasonable notice. A director may waive this notice requirement.

Subject to our Articles of Association our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be two persons, each being a director or an alternate director. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.

Our board of directors may delegate or entrust to and confer on any director holding an executive office any of its powers, authorities and discretions for such time, on such terms and subject to such conditions as it sees fit. Our board of directors may also delegate any of its powers, authorities and discretions for such time and on such terms and subject to such conditions as it sees fit to any committee consisting of one or more directors and one or more other persons, provided that a majority of the members of the committee should be directors.

Remuneration of Directors

Our directors (other than alternate directors) shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $300,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.

The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by us, and may be in addition to or in lieu of any fee payable to him for his services as director.

Pensions and Gratuities for Directors

We may exercise all of our powers to provide and maintain pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of any company in our group and their relatives or dependants.

Directors’ Interests in Contracts

Subject to the provisions of the 1991 Law and provided that his interest is disclosed as soon as practicable after a director becomes aware of the circumstances which gave rise to his duty to disclose in accordance with the Articles of Association, a director, notwithstanding his office, may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with us, or in which we are otherwise interested, may hold any other office or place of profit under us (except that of auditor of, or of a subsidiary of ours) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for us, and in any such case on such terms as to remuneration and otherwise as we may arrange, and may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by us or in which we are otherwise interested and shall not be liable to account to us for any profit, remuneration or other benefit realized by any such office, employment, contract, arrangement, transaction or proposal.

No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

Restrictions on Directors’ Voting

Except as provided in our Articles of Association, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which we are or will be a party and in which he has an interest which (together with an interest of any person connected with him) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through us, unless the resolution concerns any of the following matters:

•	the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

•	the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•	any proposal concerning any other body corporate in which he (together with persons connected with him) does not to his knowledge have an interest in 1% or more of the issued equity share capital of any class of that body corporate or of the voting rights available to shareholders of that body corporate;

•	any proposal relating to an arrangement for the benefit of our employees or the employees of any of our subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

•	any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

A director shall not vote or be counted in the quorum for any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or termination) as the holder of any office or place of profit with us or any company in which we are interested.

Number of Directors

Unless and until otherwise determined by a special resolution, the number of directors shall be not less than two or more than 20.

Directors’ Appointment and Retirement by Rotation

Directors may be appointed by ordinary shareholder resolution or by the board. If appointed by ordinary resolution, a director holds office only until the next annual general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation. A director shall not be required to hold any of our shares.

At each annual general meeting, one-third of the directors who are subject to retirement by rotation will retire by rotation and be eligible for re-election. Subject to the provisions of the 1991 Law and to the Articles, the directors to retire will, first, be any director who wishes to retire and not offer himself for re-election and secondly, will be those who have been longest in office since their last appointment or re-appointment, but as between those who have been in office an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. There is no age limit imposed upon directors.

Untraced Shareholders

Subject to the Articles, we may sell any of our shares registered in the name of a shareholder remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the shareholder, the net proceeds of sale will be available for use in our business or for investment, in either case at our discretion. The proceeds will not carry interest.

CREST

The Companies (Amendment No. 4) (Jersey) Law 1998 and the Companies (Uncertificated Securities) (Jersey) Order 1999 allow the holding and transfer of shares under CREST, the electronic system for settlement of securities in the United Kingdom. Our Articles of Association already provide for our shares to be held in uncertificated form under the CREST system.

Purchase of Shares

Subject to the provisions of the 1991 Law, we may purchase any of our own shares of any class. The 1991 Law provides that we may, by special resolution approve the acquisition of our own shares provided that the source of funds used to finance any repurchase is in accordance with the 1991 Law. The 1991 Law limits the type of funds available to govern the repurchase of the nominal value and the share premium attributed to any share.

Non-Jersey Shareholders

There are no limitations imposed by Jersey law or by our Articles of Association on the rights of non-Jersey shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of Jersey companies have no fiduciary obligations under Jersey law to minority shareholders. However, under the 1991 Law, a shareholder may, under some circumstances, seek relief from the court if he has been unfairly prejudiced by us. The provisions of the 1991 Law are designed to provide relief from oppressed shareholders without necessarily overriding the majority’s decision. There may also be common law personal actions available to our shareholders.

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 (as amended). However, the 1991 Law is considerably shorter in content than the English Companies Act 1985 and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory preemption provisions in relation to further issues of shares.

Under Article 143 of the 1991 Law, the court may make an order giving relief, including regulation of our affairs requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by any of our other shareholders.

The court has wide powers within its inherent jurisdiction and a shareholder could successfully bring an action in a variety of circumstances. Although there is no statutory definition of unfairly prejudicial conduct, authority suggests that it includes oppression and discrimination and that the test is objective.

There are no provisions in our Memorandum or Articles of Association concerning changes of capital where these provisions would be considered more restrictive than that required by the 1991 Law.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

This section summarizes the material provisions of the Deposit Agreement, dated as of July 1, 1997, and amended and restated as of June 26, 2002, and further amended and restated as of July 10, 2002, among us, The Bank of New York, as depositary, and all registered owners and holders from time to time of ADRs issued under the Deposit Agreement. All references in this section to The Bank of New York refer to The Bank of New York or its successor in the capacity of depositary under the Deposit Agreement.

A copy of the Deposit Agreement, including the form of ADR, has been filed as an exhibit to the registration statement of which this prospectus forms a part. A copy of the Deposit Agreement will be available for inspection at the Corporate Trust Office of The Bank of New York, currently located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

The Bank of New York is incorporated and operates under the laws of the State of New York. The Bank of New York is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The Bank of New York was constituted in 1784 in the State of New York. It does not have a registration number. It is a wholly owned subsidiary of The Bank of New York Company, Inc., a New York corporation.

American Depositary Receipts

The ADRs evidence our ADSs, which in turn represent ownership interests in:

•	ordinary shares deposited with the custodian, currently the London, England office of The Bank of New York, and the rights attributable to those ordinary shares; and

•	securities, cash or other property received by The Bank of New York or by the custodian in respect of the ordinary shares deposited with the custodian, but not distributed to ADS owners.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Jersey law governs shareholder rights. The Bank of New York will be the holder of the ordinary shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. The deposit agreement sets out ADR holder rights as well as the rights and obligations of The Bank of New York as depositary. New York law governs the deposit agreement and the ADRs.

You may hold ADRs either directly or indirectly through your broker or financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or financial institution to assert the rights of ADR holders described in this section. We encourage you to consult with your broker or financial institution to find out what those procedures are.

Share Dividends and Other Distributions

How will you Receive Dividends and other Distributions on Shares?

The Bank of New York will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares the ADSs evidenced by your ADRs represent.

Cash

The Bank of New York will convert any cash dividend or distribution that we pay on the ordinary shares, if in a foreign currency, into U.S. dollars. If any government approval of the conversion is needed and cannot be obtained or is not obtained within a reasonable amount of time, or if the conversion is otherwise not possible on a reasonable basis, The Bank of New York may distribute the foreign currency only to those ADR holders to whom it is possible to do so or may hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The Bank of New York may hold the foreign currency without investing it, and will not be required to pay you any interest if it does so.

Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under applicable laws. It will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

The Bank of New York will distribute new ADRs representing any ordinary shares that we distribute as a dividend or free distribution, if we request that The Bank of New York make this distribution and if we furnish The Bank of New York promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell ordinary shares which would require it to issue an ADR evidencing a fractional ADS and distribute the net proceeds to the holders entitled to those shares. If The Bank of New York does not distribute additional cash or ADRs, the outstanding ADSs will also represent the new ordinary shares. Each ADS currently represents one ordinary share.

Rights

If we offer holders of securities any rights, including rights to subscribe for additional ordinary shares, The Bank of New York may make these rights available to you and has the authority to set the procedures for any offer to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York determines that it is practical to sell the rights, The Bank of New York may sell the rights and allocate the net proceeds to holders’ accounts. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. The Bank of New York will then deposit the ordinary shares and issue ADRs to you. It will only exercise rights if you pay The Bank of New York the exercise price and any charges the rights require you to pay.

The Bank of New York will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to you.

Other Distributions

The Bank of New York will send to you any other property that we distribute on deposited securities by any means The Bank of New York thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what we distributed; for example by public or private sale, and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what we distributed, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. For example, The Bank of New York may decide that a distribution of cash to ADR holders is illegal where any applicable foreign currency control would prohibit it, or that a share or rights distribution to ADR holders is illegal if the underlying securities have not been registered or are not being offered under an available exemption from registration requirements. A distribution to ADR holders may be impractical if we do not give timely or sufficient notice of the proposed distribution to The Bank of New York or if the costs of the distribution exceed the value the holders would receive from the distribution. We will have no obligation to take any other action to permit the distribution of ADRs, ordinary shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How does The Bank of New York issue ADSs?

The Bank of New York will deliver the ADSs that you are entitled to receive against deposit of the underlying ordinary shares represented by the ADSs. The Bank of New York will deliver additional ADSs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to The Bank of New York of any necessary approvals of the governmental agency in Jersey, if any, which is responsible for regulating currency exchange at that time. If required by The Bank of New York, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends on other property. Upon payment of its fees and of any taxes or charges, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its Corporate Trust Office to the persons you request.

How do you cancel an ADR and obtain ordinary shares?

You may submit a written request to withdraw ordinary shares and turn in your ADRs at the Corporate Trust Office of The Bank of New York. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, The Bank of New York will deliver the deposited securities underlying the ADSs evidenced by the surrendered ADRs to an account designated by you at the office of the custodian. At your request, risk and expense, The Bank of New York may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities underlying the ADSs evidenced by your ADRs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York.

Record Dates

Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADSs or notice of a meeting of holders of ordinary shares or other deposited securities is made, The Bank of New York will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

Voting of Deposited Securities

How do you Vote?

If you are an ADR holder on a record date fixed by The Bank of New York, you may instruct The Bank of New York how to exercise the voting rights of the ordinary shares or other deposited securities underlying the ADSs evidenced by your ADRs. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares or other deposited securities. However, you may not know about the meeting enough in advance to withdraw the ordinary shares or other deposited securities.

If we ask for your instructions, The Bank of New York will notify you of the upcoming meeting and arrange to deliver the relevant materials to you. The materials will:

•	include all information included with the meeting notice sent by us to The Bank of New York;

•	explain how you may instruct The Bank of New York to vote the ordinary shares or other deposited securities underlying the ADSs evidenced by your ADRs as you direct; and

•	include a voting instruction card and any other information required under Jersey law that we and The Bank of New York will prepare.

For instructions to be valid, The Bank of New York must receive them on or before the date established by The Bank of New York. The Bank of New York will try, to the extent practical, subject to applicable law and the provisions of our Articles of Association, to vote or have its agents vote the underlying ordinary shares or other deposited securities as you instruct. The Bank of New York will only vote, or attempt to vote, as you instruct. However, if The Bank of New York does not receive your voting instructions, it may give a proxy to vote your underlying ordinary shares or other deposited securities to our designated representative.

We cannot assure that you will receive the voting materials or otherwise learn of a shareholders’ meeting in time to ensure that you can instruct The Bank of New York to vote your underlying ordinary shares or other deposited securities. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your underlying ordinary shares or other deposited securities are not voted as you requested.

Inspection of Transfer Books

The Bank of New York will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to us, the Deposit Agreement or the ADRs.

Reports and Other Communications

The Bank of New York will make available for your inspection any reports or communications, including any proxy material, received from us, as long as these materials are received by The Bank of New York as the holder of the ordinary shares or other deposited securities underlying the ADSs and are generally available to our shareholders. At our written request, The Bank of New York will also send copies of reports, notices and communications to you.

Fees and Expenses

The Bank of New York will charge any party depositing or withdrawing ordinary shares or other deposited securities or any party surrendering ADRs or to whom ADRs are issued:

For:		ADR holders must pay:
•	each issuance of an ADS, including as a result of a distribution of shares or rights or other property or upon exercise of a warrant	•	$5.00 or less per 100 ADSs or portion thereof
•	each surrender of an ADS for withdrawal of the ordinary shares and other deposited securities underlying the ADS evidenced by the surrendered ADR, including if the Deposit Agreement is terminated	•	$5.00 or less per 100 ADSs or portion thereof
•	each cash distribution pursuant to the Deposit Agreement	•	$0.02 or less per ADS or portion thereof
•	depositary services	•	$0.02 or less per ADS or portion thereof, which will accrue on December 31 of each year, except in years in which the fee described in the preceding bullet point was charged
•	transfer and registration of shares on our share register from your name to the name of The Bank of New York or its agent when you deposit, substitute or withdraw ordinary shares	•	registration or transfer fees
•	conversion of foreign currency to U.S. dollars	•	expenses of The Bank of New York
•	cable, telex and facsimile transmission expenses, expressly provided in the Deposit Agreement	•	expenses of The Bank of New York
•	as necessary	•	taxes and governmental charges The Bank of New York or custodian has to pay on any ADS or ordinary share or other deposited security underlying an ADS; for example, withholding taxes, stamp duty or stock transfer taxes

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the ordinary shares and any other deposited securities underlying your ADRs. The Bank of New York may:

•	deduct the amount of any taxes owed from any payments to you;

•	restrict or refuse the transfer of your ADRs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on the ADSs evidenced by your ADRs or underlying ordinary shares or other deposited securities; or

•	sell ordinary shares or deposited securities to pay any taxes owed, in which case you will remain liable if the proceeds of the sale are not enough to pay the taxes.

If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	change the par value of any of our ordinary shares;

•	reclassify, split or consolidate any of our ordinary shares;

•	distribute securities on any of our ordinary shares that are not distributed to you; or

•	recapitalize, reorganize, merge, consolidate, sell our assets, or take any similar action, then the cash, shares or other securities received by The Bank of New York will become new deposited securities under the Deposit Agreement, and each ADS evidenced by your ADRs will automatically represent the right to receive a proportional interest in the new deposited securities. The Bank of New York may and will, if we ask it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also distribute new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination of the Deposit Agreement

How may the Deposit Agreement be Amended?

We and The Bank of New York may agree to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for the taxes and governmental charges, or prejudices an important right of ADR holders, it will only become effective thirty days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to surrender your ADRs to receive the ordinary shares and any other deposited securities underlying the ADSs evidenced by your ADRs.

How may the Deposit Agreement be Terminated?

The Bank of New York will terminate the Deposit Agreement if we ask it to-do so, in which case it must notify you at least 90 days before termination. The Bank of New York may also terminate the agreement after notifying you if The Bank of New York informs us that it would like to resign and we do not appoint a new depositary bank within 90 days.

If any ADRs remain outstanding after termination, The Bank of New York will stop registering the transfer of ADRs, will stop distributing dividends to ADR holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

•	collect dividends and distributions on the ordinary shares and any other deposited securities;

•	sell rights and other property offered to holders of the ordinary shares and any other deposited securities; and

•	deliver ordinary shares and other deposited securities upon surrender of ADRs.

At any time after one year after termination of the Deposit Agreement, The Bank of New York may sell any remaining ordinary shares and any other deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be to account for the money it received on the sale and any other cash it then holds under the Deposit Agreement. After termination, our only obligations will be with respect to indemnification of, and to pay agreed upon fees, expenses and out-of-pocket charges to, The Bank of New York.

Your Right to Receive Underlying Ordinary Shares and Other Deposited Securities

You have the right to surrender your ADRs and the underlying ordinary shares and any other deposited securities underlying the ADSs evidenced by your ADRs at any time except:

•	due to temporary delays caused by The Bank of New York closing its or the closing of our transfer books, the transfer of ordinary shares is blocked in connection with voting at a shareholders’ meeting, or we are paying dividends;

•	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Limitations on Obligations and Liabilities to ADR Holders

The Deposit Agreement expressly limits our obligations and liability and those of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if prevented or delayed by law, any provisions of our Articles of Association or by-laws or circumstances beyond our control from performing our obligations under the Deposit Agreement;

•	are not liable for exercising, or failing to exercise, discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party unless we are indemnified to our satisfaction or The Bank of New York is indemnified to its satisfaction; and

•	may rely upon any advice of or information from any legal counsel, accountants, any person depositing shares, any ADR holder or any other person who we or The Bank of New York believe in good faith is competent to give that advice or information.

In the Deposit Agreement, we and The Bank of New York agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before The Bank of New York will deliver or register the transfer of an ADR, make a distribution on an ADS, or permit withdrawal of ordinary shares or other deposited securities, The Bank of New York may require:

•	payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of The Bank of New York;

•	production of satisfactory proof of the identity of the person presenting shares for deposit or ADRs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations The Bank of New York may establish consistent with the Deposit Agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfer of ADRs generally when the transfer books of The Bank of New York are closed or at any time if The Bank of New York or we think it advisable to do so.

Pre-Release of ADRs

In some circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may deliver ADRs before deposit of the underlying ordinary shares. This is called a pre-release of ADRs. The Bank of New York may also deliver ordinary shares prior to the receipt and cancellation of re-released ADRs, even if those ADRs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of the ordinary shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer, as the case may be, owns the ordinary shares or ADRs to be deposited;

•	the pre-release must be fully collateralized with cash or collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations that The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

There are currently no Jersey or United Kingdom foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations. Jersey is in monetary union with the United Kingdom. There are currently no limitations under Jersey law or our Articles of Association prohibiting persons who are neither residents nor nationals of the United Kingdom from freely holding, voting and transferring our ordinary shares in the same manner as United Kingdom residents or nationals.

TAXATION

Material Jersey Tax Consequences

General

The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice in force at the date of this prospectus, and does not constitute legal or tax advice and prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisers on the implications of subscribing or, buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of the jurisdictions in which they may be taxed.

We are an ‘‘exempt company’’ within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2006. We are required to pay an annual exempt company charge, which is currently (pounds sterling) 600, in respect of each subsequent calendar year during which we wish to continue to have ‘‘exempt company’’ status. The retention of ‘‘exempt company’’ status is conditional upon the Controller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Controller from time to time. By concession, the holding of ordinary shares or ADSs by a Jersey resident in an exempt company, the shares of which are traded on a recognized stock exchange, is not regarded as a beneficial interest, provided that the holding is de minimis or clearance has been obtained from the Controller.

The Controller of Income Tax has indicated that a holding by Jersey residents of less than 10% of the share capital of a company shall be treated as de minimis.

As an ‘‘exempt company’’, we will not be liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For so long as we are an ‘‘exempt company’’, payments in respect of the ordinary shares and ADSs will not be subject to any taxation in Jersey, unless the shareholder is resident in Jersey, and no withholding in respect of taxation will be required on those payments to any holder of the ordinary shares or ADSs.

Currently, there is no double tax treaty or similar convention between the US and Jersey.

Taxation of Dividends

Dividends are declared and paid gross in US dollars. Under existing Jersey law, provided that the ordinary shares and ADSs are not held by, or for the account of, persons resident in Jersey for income tax purposes, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution, will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty is levied in Jersey on the issue or transfer of ordinary shares or ADSs. In the event of the death of an individual sole shareholder, duty at rates of up to 0.75% of the value of the ordinary shares or ADSs held may be payable on the registration of Jersey probate or letters of administration which may be required in order to transfer or otherwise deal with ordinary shares or ADSs held by the deceased individual sole shareholder.

Material United States Federal Income Tax Consequences

The following summary describes the material US Federal income tax consequences to US holders (as defined below) arising from the purchase, ownership and disposition of our ordinary shares or ADSs. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed US Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the US Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect.

This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

For purposes of this discussion, a ‘‘US holder’’ is a holder of our ordinary shares or ADSs that is a beneficial owner of such shares or ADSs and is:

•	a US citizen;

•	an individual resident in the United States for US Federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any US state or the District of Columbia;

•	an estate the income of which is includible in its gross income for US Federal income tax purposes without regard to its source; or

•	a trust, if either: a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

This summary does not deal with all aspects of US Federal income taxation that may be relevant to particular US holders in light of their particular circumstances, or to US holders subject to special rules, including, without limitation:

•	some retirement plans;

•	insurance companies;

•	US holders of ordinary shares or ADSs held as part of a ‘‘straddle,’’ ‘‘synthetic security,’’ ‘‘hedge,’’ ‘‘conversion transaction’’ or other integrated investment;

•	persons that enter into ‘‘constructive sales’’ involving our ordinary shares or ADSs or substantially identical property with other investments;

•	US holders whose functional currency is not the US Dollar;

•	some expatriates or former long-term residents of the United States;

•	financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	US holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock;

•	Persons subject to the alternative minimum tax;

•	Regulated investment companies;

•	Traders in securities who elect to apply a mark-to-market method of accounting; and

•	Person who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the effect of any applicable US state, local or non-US tax laws, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by US holders as ‘‘capital assets’’ as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for US Federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

We encourage US holders of our ordinary shares or ADSs to consult with their own tax advisors with respect to the US Federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and disposition of our ordinary shares or ADSs applicable in their particular tax situations.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, US holders of ADSs will be treated for US Federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US Federal income tax.

Subject to the discussion below under the heading ‘‘Passive Foreign Investment Company Rules’’, for US Federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits as determined for federal income tax purposes.

Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in our ordinary shares or ADSs. To the extent that these distributions exceed the US holder’s tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain.

Dividend income derived with respect to our ordinary shares or ADSs will constitute ‘‘portfolio income’’ for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as ‘‘investment income’’ for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code.

Individual US holders are eligible for reduced rates of US Federal income tax (currently a maximum of 15%) in respect of ‘‘qualified dividend income’’ received in taxable years beginning after December 31, 2002 and beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our shares and ADSs meet certain requirements. However, if we are a passive foreign investment company, as discussed below under the heading ‘‘Passive Foreign Investment Company Rules’’, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

Sale or Other Disposition of Ordinary Shares or ADSs

If a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for US Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Subject to the discussion below under ‘‘Passive Foreign Investment Company Rules,’’ that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that US holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be US source income for purposes of the foreign tax credit limitation and any losses recognized will generally be allocated against US source income. Deduction of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

A special and adverse set of US Federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. In general, we will be a PFIC if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

We believe that we currently are not a PFIC and do not expect to become a PFIC in the near future. There is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion regarding our current PFIC status.

If we are a PFIC for US Federal income tax purposes for any year during a US holder’s holding period of our ADSs or ordinary shares and the US holder does not make a QEF Election or a ‘‘mark-to-market’’ election, both as described below:

•	any gain recognized by a US holder upon the sale of ADSs or ordinary shares, or the receipt of some types of distributions, would be treated as ordinary income;

•	this income generally would be allocated ratably over a US holder’s holding period with respect to our ADSs or ordinary shares; and

•	the amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in the ADSs or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a US holder who acquires ADSs or ordinary shares from a decedent would be denied the normally available step-up in tax basis for our ADSs or ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.

A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such US holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

A US holder may make a QEF Election, which is an election to treat his, her or its ADSs or ordinary shares as an interest in a qualified electing fund. If a US holder makes a QEF Election, the US holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of these earnings and profits are actually distributed to that US holder and be required to comply with specified information reporting requirements. Any gain subsequently recognized upon the sale by that US holder of his, her or its ADSs or ordinary shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply. In order for a US holder to be able to make a QEF Election, however, we would be required to provide such US holder with certain information. We do not expect to provide US holders with the required information; and accordingly a QEF Election will not be available.

As an alternative to a QEF Election, a US holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark his, her or its ADSs or ordinary shares to market annually, and, therefore, recognize for each taxable year, subject to certain limitations, ordinary income or loss equal to the difference, as of the close of taxable year, between the fair market value of his, her or its ADSs or ordinary shares and the adjusted tax basis of his or its ADSs or ordinary shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the US holder under the election in prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a US holder’s death, the tax basis of the ADSs or ordinary shares in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ADSs or ordinary shares.

Rules relating to a PFIC are very complex. US holders are encouraged to consult their own tax advisors regarding the application of PFIC rules to their investments in our ADSs or our ordinary shares.

Backup Withholding and Information Reporting

Payments to US holders in respect of our ordinary shares or ADSs may be subject to information reporting to the US Internal Revenue Service and to backup withholding tax, currently imposed at a rate of 28%.

However, backup withholding and information reporting will not apply to a US holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a US holder’s US Federal income tax liability, provided that the required procedures are followed.

United Kingdom Tax Considerations

Dividends

A person having an interest in ADSs or ordinary shares who is not a resident in the U.K. will not be subject to tax in the UK on dividends paid on our ordinary shares, unless that person carries on business in the UK through a branch or agency, to which the ordinary shares or ADSs in question are attributable.

A person having an interest in ADSs or ordinary shares who is resident in the UK will, in general, be subject to U.K. income tax or corporation tax on dividends paid by us. No such liability will arise for individual persons having an interest in ADSs or ordinary shares who, though U.K. resident, are not domiciled in the U.K., or for Commonwealth citizens or citizens of the Republic of Ireland who are not ordinarily resident in the U.K., except to the extent that amounts are remitted or deemed to be remitted to the U.K.

No credit will be available against the U.K. tax liability of a person having an interest in ADSs or ordinary shares on dividends received from us for underlying taxes suffered or paid by us on our own income, except in the case of a company owning directly or indirectly not less than 10% of our voting power. As we are a Jersey exempt company, no withholding taxes will be payable on dividends.

Capital Gains

A person having an interest in ADSs or ordinary shares who is neither resident nor ordinarily resident in the U.K. will generally not be subject to tax in the UK on capital gains on a disposal of our ordinary shares or interests in the ADSs.

However, individuals who left the U.K. after March 17, 1998 and who were resident in the U.K. for four out of seven years prior to departure, and who return to the U.K. within five years of departure will be subject to U.K. capital gains tax on any gains realized during the period of absence.

Persons having an interest in ADSs or ordinary shares who are resident and/or ordinarily resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency will, in general, be subject to U.K. taxation on capital gains on a disposal of ordinary shares or interests in ADSs. However, persons having an interest in ADSs or ordinary shares who are individuals and who are resident and/or ordinarily resident in the U.K. but who are not domiciled in the U.K. will not be subject to U.K. taxation on capital gains arising on a disposal of ordinary shares or interest in ADSs unless they remit to the U.K., or are deemed to have remitted to the U.K., the proceeds of the disposal.

Inheritance Tax

Liability to U.K. inheritance tax may arise on the death of a person having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by a person, who is domiciled, or deemed to be domiciled, in the U.K.

Where ordinary shares or interests in ADSs are held by a person who is neither domiciled nor deemed to be domiciled in the U.K., no liability to U.K. inheritance tax will arise in respect of them.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty should be payable on any transfer of an ADS, provided it is executed and retained outside the U.K. Therefore, a transfer of an ADS in the United States between non-residents of the U.K. would not ordinarily give rise to a U.K. stamp duty charge.

An instrument transferring an ADS could attract U.K. stamp duty if it relates to anything done or to be done in the U.K.; for example, if it is executed in the U.K. or to be brought into the U.K. after execution. If the transfer is on a sale then the rate of stamp duty will be 0.5% of the consideration given. This charge is rounded up to the nearest (pounds sterling) 5. Gifts and other transfers which are neither sale nor made in contemplation of a sale do not attract this charge. Instead they will either be exempt or attract a fixed duty of (pounds sterling) 5 per transfer.

A transfer from The Bank of New York to an ADS holder of the underlying ordinary shares may be subject to a fixed stamp duty of (pounds sterling) 5 if the instrument of transfer relates to anything done or to be done in the U.K.; for example, if it is executed in the U.K. or is to be brought into the U.K. after execution. A transfer of ordinary shares from The Bank of New York directly to a purchaser on behalf of an ADS holder may attract stamp duty at a rate of 0.5% of the consideration, rounded up to the nearest (pounds sterling) 5 U.K. stamp duty reserve tax will not be payable on an agreement to transfer ADSs.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the underwriting agreement dated November 28, 2007, the underwriters named below, for whom HSBC Bank plc and Citigroup Global Markets Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of ordinary shares, including ordinary shares in the form of ADSs, indicated below.

Underwriters	Number of Ordinary Shares
HSBC Bank plc	3,000,000
Citigroup Global Markets Limited	1,800,000
Arbuthnot Securities Limited	600,000
BMO Nesbitt Burns Inc.	300,000
Barnard Jacobs Mellet (UK) Ltd.	300,000
Total	6,000,000

The underwriters may elect to take delivery of all or a portion of the ordinary shares purchased in the form of ADSs. References in this section to ‘‘ordinary shares’’ include ADSs, to the extent applicable.

The global offering is being coordinated by HSBC Bank plc as the global coordinator.

In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the ordinary shares being sold pursuant to that agreement if any of the ordinary shares being sold pursuant to such agreement are purchased. In some circumstances, under the underwriting agreement, the commitments of non-defaulting underwriters may be increased. The underwriters propose initially to offer the ordinary shares and the ADSs in part directly to the public at the initial offering prices set forth on the cover page of this document, and in part to selected dealers, including the underwriters, at such price less a concession not in excess of $0.66 per ordinary share or $0.66 per ADS.

We granted to the representative an option to purchase, from time to time, in whole or in part, up to an additional 900,000 ordinary shares, at the initial public offering price less underwriting discounts and commissions. This option is exercisable within 30 days from the closing date of the global offering to cover over-allotments in the global offering, if any. To the extent that the representative exercises the over-allotment option, each of the underwriters will be obligated, subject to specified conditions, to purchase its pro rata portion of any additional ordinary shares based on each underwriter’s percentage underwriting commitment in the global offering as reflected in the preceding table.

The following table summarizes the compensation and estimated expenses that we will pay:

	Per Share($)		Per ADS($)
	With Over-Allotment	Without Over-Allotment	With Over-Allotment	Without Over-Allotment
Underwriting discounts and commissions paid by us	1.1016	1.1016	1.1016	1.1016
Expenses payable by us	0.1159	0.1333	0.1159	0.1333

The ordinary shares and ADSs are being offered in the global offering by the several underwriters, subject to prior sales, when, as and if transferred to and accepted by them, subject to the approval of various legal matters by counsel for the underwriters and other conditions.

We have agreed with the underwriters, subject to specified exceptions, that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of HSBC Bank plc, issue or sell any of our ADSs or ordinary shares or share capital or any securities substantially similar to our ADSs or ordinary shares or share capital. Our executive directors have also agreed with the underwriters that, for a period of 90 days after the date of this prospectus, they will not, other than in specified circumstances, dispose of any ADSs or ordinary shares that they own without the prior written consent of HSBC Bank plc. Notwithstanding the foregoing, if during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event occurs, or prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period from the last day of the restricted period, the lock-up restrictions will continue until the expiration of the 18-day period beginning on the issuance of such earnings release or material news or the occurrence of a material event.

We have agreed to indemnify the underwriters and others against specified liabilities, including liabilities under the Securities Act and other applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of those liabilities, losses and expenses.

HSBC Bank plc or its affiliates acting on its behalf (including HSBC Securities (USA) Inc.), each acting on behalf of the underwriters (‘‘Stabilizing Person’’) may make short sales of the ordinary shares and the ADSs in connection with the global offering, resulting in the sale of a greater number of ordinary shares and ADSs than is required to be purchased by the underwriters pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a ‘‘covered’’ short position to the extent that it does not exceed the ordinary shares and the ADSs subject to the over-allotment option and will be deemed a ‘‘naked’’ short position to the extent that it exceeds that number. A naked short position is more likely to be created if a Stabilizing Person is concerned that there may be downward pressure on the trading price of the ordinary shares or the ADSs in the open market that could adversely affect investors who purchase ordinary shares or ADSs in the global offering. A Stabilizing Person may reduce or close out its covered short position either by exercising the over-allotment option or by purchasing ordinary shares or ADSs in the open market. In determining which of these alternatives to pursue, a Stabilizing Person will consider the prices at which ordinary shares or ADSs are available for purchase in the open market as compared to the price at which it may purchase through the over-allotment option. Any naked short position will be closed out by purchasing ordinary shares or ADSs in the open market. Similar to other stabilizing transactions described below, open market purchases made by a Stabilizing Person to cover all or a portion of its short position may have the effect of preventing or retarding a decline in the market price of the ordinary shares or the ADSs following the global offering. As a result, the ordinary shares or the ADSs may trade at a price that is higher than the price that otherwise might prevail in the open market.

A Stabilizing Person pursuant to Regulation M under the Securities Exchange Act may engage in transactions including stabilizing bids that may have the effect of stabilizing or maintaining the market price of the ordinary shares or the ADSs at a level above that which might otherwise prevail in the open market. A ‘‘stabilizing bid’’ is a bid for or the purchase of ordinary shares or ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares or the ADSs. These stabilizing bids and open market purchases may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

The underwriters or their affiliates may engage in passive market making transactions in the ordinary shares or ADSs on the London Stock Exchange or in the ADSs on the Nasdaq Global Select Market. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

From time to time in the ordinary course of their respective businesses, one or more of the underwriters and their affiliates may in the future engage in commercial or investment banking transactions with us and our affiliates. In addition, the underwriters and their affiliates have in the past received and are currently receiving compensation from us in connection with providing various services. HSBC Bank plc and its affiliates have received and are receiving customary compensation in connection with, among other things, its acting as financial adviser to us from time to time.

The address of the principal business office of HSBC Bank plc is 8 Canada Square, Canary Wharf, London, E14 5HQ, United Kingdom.

Selling Restrictions

General

No public offer is being made and no one has taken any action that would, or is intended to, permit a public offering of the ordinary shares or ADSs to be made in any country or jurisdiction, other than the United States, where action for that purpose is required. No person receiving a copy of his document in any territory may treat the same as constituting an invitation or offer to him or her to purchase ordinary shares or ADSs unless, in the relevant territory, such an invitation or offer could lawfully be made without contravention by any person of any registration or other regulatory or legal requirements. We encourage any person who receives a copy of this document to satisfy himself or herself as to full observance of the laws of any relevant territory in respect of any actions he or she may take, including the obtaining of any requisite governmental or other consent or the observance of any requisite formalities and the payment of any issue, transfer or other taxes due in such territory.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the ordinary shares or ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares and ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ordinary shares or ADSs to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than Euro 43,000,000 and (3) an annual net turnover of more than Euro 50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of ordinary shares or ADSs to the public’’ in relation to any ordinary shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions setout in this prospectus.

To the extent that the offer of the ordinary shares and/or ADSs is made in any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the ‘‘Prospectus Directive’’) before the date of publication of a prospectus in relation to the ordinary shares and ADSs which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that

Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Company to publish a prospectus pursuant to the Prospectus Directive.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (‘‘FSMA’’)) received by it in connection with the issue or sale of the ordinary shares and/or ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares and/or ADSs in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the ‘‘Order’’) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a)to (d) of the Order (all such persons together being referred to as ‘‘relevant persons’’). The ordinary shares and ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ordinary shares and ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

Each underwriter has represented and agreed that, in connection with its initial distribution of the ordinary shares and ADSs, (i) no prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the ordinary shares and ADSs that has been approved by the Autorité des marchés financiers (‘‘AMF’’) or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the AMF, (ii) it has not offered or sold and will not offer or sell, directly or indirectly, ordinary shares or ADSs to the public in France except to permitted investors (‘‘Permitted Investors’’) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties (gestion de portefeuille pour compte de tiers), qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D 341-1 of the French Code Monétaire et Financier and belonging to a ‘‘limited circle of investors’’ (cercle restreint d’investisseurs) acting for their own account, with ‘‘qualified investors’’ and ‘‘limited circle of investors’’ having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder, (iii) it has not released, issued or distributed this prospectus (in whole or in part), any prospectus supplement, or any other materials related to the offering or information contained therein relating to the ordinary shares and/or ADSs or caused any such document or information to be released, issued or distributed to the public in France except to Permitted Investors, and (iv) the direct or indirect resale to the public in France of any ordinary shares and/or ADSs acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L 411-2, L412-1, L412-2 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.

Canada

Each dealer will be required to severally agree, among other things, that the sale and delivery of any ordinary shares in the form of ordinary shares or ADSs to any purchaser in Canada or who is a resident thereof by such dealer shall be made so as to be exempt from the prospectus filing and registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders, including those applicable in each of the provinces and territories of Canada and the applicable policy statements issued by any securities regulatory having jurisdiction.

We are not, and may never be, a ‘‘reporting issuer’’, as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada and there currently is no public market for any of the securities we intend to issue in Canada, including the ordinary shares in the form of ordinary shares or ADSs, and one may never develop.

The distribution of the ordinary shares in the form of ordinary shares or ADSs in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador is being made on a private placement basis only and is therefore exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the ordinary shares in the form of ordinary shares or ADSs must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the ordinary shares in the form of ordinary shares or ADSs.

Each Canadian investor who purchases the ordinary shares in the form of ordinary shares or ADSs will be deemed to have represented to us and the dealers that: (1) the offer and sale was made exclusively through the final version of this prospectus, as amended, and was not made through an advertisement in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such investor has reviewed the terms above regarding resale restrictions; (3) where required by law, such investor is, or is deemed to be, acquiring the ordinary shares in the form of ordinary shares or ADSs as principal for its own account in accordance with the laws of the Canadian jurisdiction in which the investor is resident and not as agent or trustee; and (4) such investor or any ultimate investor for which such investor is acting as agent is entitled under applicable Canadian securities laws to acquire the ordinary shares in the form of ordinary shares or ADSs without the benefit of a prospectus qualified under such securities laws, such investor is an ‘‘accredited investor’’ as defined in section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions.

Each Canadian investor who purchases the ordinary shares in the form of ordinary shares or ADSs hereby acknowledges to us and the dealers that its name and other specific information, including the aggregate amount of the ordinary shares in the form of ordinary shares or ADSs it has purchased and the aggregate purchase price to the investor, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws. By purchasing the ordinary shares in the form of ordinary shares or ADSs, each Canadian investor consents to the disclosure of such information.

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the ordinary shares in the form of ordinary shares or ADSs. Canadian investors in the ordinary shares in the form of ordinary shares or ADSs should consult their own legal and tax advisers with respect to the Canadian tax consequences of such an investment in their particular circumstances and with respect to the eligibility of the ordinary shares in the form of ordinary shares or ADSs for investment by the investor under relevant Canadian federal and provincial legislation and regulations.

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by the dealers as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with this offering.

Securities legislation in certain of the Canadian provinces provides purchasers of securities pursuant to this prospectus with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this prospectus and any amendment to it contains a ‘‘Misrepresentation’’. Where used herein, ‘‘Misrepresentation’’ means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation.

Ontario

Section 130.1 of the Securities Act (Ontario) provides that every purchaser of securities pursuant to this prospectus shall have a statutory right of action for damages or rescission against us in the event that this prospectus contains a Misrepresentation. A purchaser who purchases securities offered by this prospectus during the period of distribution has, without regard to whether the purchaser relied upon the Misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against us provided that:

(a)	if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages against us;

(b)	we will not be liable if we prove that the purchaser purchased the securities with knowledge of the Misrepresentation;

(c)	we will not be liable for all or any portion of damages that we prove do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

(d)	in no case shall the amount recoverable exceed the price at which the securities were offered.

Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than:

(a)	in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

(b)	in the case of an action for damages, the earlier of:

(i)	180 days after the date that the purchaser first had knowledge of the facts giving rise to the cause of action; or

(ii)	three years after the date of the transaction that gave rise to the cause of action.

This prospectus is being delivered in reliance on the exemption from the prospectus requirements contained under section 2.3 of NI 45-106 (the ‘‘accredited investor exemption’’). The rights referred to in section 130.1 of the Securities Act (Ontario) do not apply in respect of a prospectus delivered to a prospective purchaser in connection with a distribution made in reliance on the accredited investor exemption if the prospective purchaser is:

(a)	a Canadian financial institution or a Schedule III bank (each as defined in NI 45-106);

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); or

(c)	a subsidiary of any person referred to in paragraphs (a) and (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

Saskatchewan

Section 138 of The Securities Act, 1988 (Saskatchewan), as amended (the ‘‘Saskatchewan Act’’) provides that where this prospectus or any amendment to it is sent or delivered to a purchaser and it contains a misrepresentation (as defined in the Saskatchewan Act), a purchaser who purchases a security covered by this prospectus or any amendment to it is deemed to have relied upon that misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for rescission against us or has a right of action for damages against:

(a)    us;

(b)	every promoter and director at the time this prospectus or any amendment to it was sent or delivered;

(c)	every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

(d)	every person who or company that, in addition to the persons or companies mentioned in (a) to (c) above, signed this prospectus or the amendment to this prospectus; and

(e)	every person who or company that sells securities on behalf of us under this prospectus or amendment to this prospectus.

Such rights of rescission and damages are subject to certain limitations including the following:

(a)	if the purchaser elects to exercise its right of rescission against us, it shall have no right of action for damages against us;

(b)	in an action for damages, a defendant will not be liable for all or any portion of the damages that he, she or it proves do not represent the depreciation in value of the securities resulting from the misrepresentation relied on;

(c)	no person or company, other than us, will be liable for any part of this prospectus or any amendment to it not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation or believed that there had been a misrepresentation;

(d)	in no case shall the amount recoverable exceed the price at which the securities were offered; and

(e)	no person or company is liable in an action for rescission or damages if that person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation.

In addition, no person or company, other than us, will be liable if the person or company proves that:

(a)	this prospectus or any amendment to it was sent or delivered without the person’s or company’s knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company gave reasonable general notice that it was so sent or delivered; or

(b)	with respect to any part of this prospectus or any amendment to it purporting to be made on the authority of an expert, or purporting to be a copy of, or an extract from, a report, an opinion or a statement of an expert, that person or company had no reasonable grounds to believe and did not believe that there had been a misrepresentation, the part of this prospectus or any amendment to it did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Not all defences upon which we or others may rely are described herein. Please refer to the full text of the Saskatchewan Act for a complete listing.

Similar rights of action for damages and rescission are provided in section 138.1 of the Saskatchewan Act in respect of a misrepresentation in advertising and sales literature disseminated in connection with an offering of securities.

Section 138.2 of the Saskatchewan Act also provides that where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the individual who made the verbal statement.

Section 141(1) of the Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are sold in contravention of the Saskatchewan Act, the regulations to the Saskatchewan Act or a decision of the Saskatchewan Financial Services Commission.

Section 141(2) of the Saskatchewan Act also provides a right of action for rescission or damages to a purchaser of securities to whom this prospectus or any amendment to it was not sent or delivered prior to or at the same time as the purchaser enters into an agreement to purchase the securities, as required by Section 80.1 of the Saskatchewan Act.

The rights of action for damages or rescission under the Saskatchewan Act are in addition to and do not derogate from any other right which a purchaser may have at law.

Section 147 of the Saskatchewan Act provides that no action shall be commenced to enforce any of the foregoing rights more than:

(a)	in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

(b)	in the case of any other action, other than an action for rescission, the earlier of:

(i)	one year after the plaintiff first had knowledge of the facts giving rise to the cause of action; or

(ii)	six years after the date of the transaction that gave rise to the cause of action.

The Saskatchewan Act also provides a purchaser who has received an amended prospectus delivered in accordance with subsection 80.1(3) of the Saskatchewan Act a right to withdraw from the agreement to purchase the securities by delivering a notice to us, indicating the purchaser’s intention not to be bound by the purchase agreement, provided such notice is delivered by the purchaser within two business days of receiving the amended prospectus.

New Brunswick

Section 150 of the Securities Act (New Brunswick) provides that where this prospectus contains a Misrepresentation, a purchaser who purchases securities shall be deemed to have relied on the Misrepresentation if it was a Misrepresentation at the time of purchase and:

(a)	the purchaser has a right of action for damages against us, or

(b)	where the purchaser purchased the securities from us, the purchaser may elect to exercise a right of rescission against the person, in which case the purchaser shall have no right of action for damages against us.

This statutory right of action is available to New Brunswick purchasers whether or not such purchaser relied on the Misrepresentation. However, there are various defences available to us. In particular, we will not be liable for a Misrepresentation if we prove that the purchaser purchased the securities with knowledge of the Misrepresentation when the purchaser purchased the securities. Moreover, in an action for damages, the amount recoverable will not exceed the price at which the securities were offered under this prospectus and we will not be liable for all or any part of the damages that we prove do not represent the depreciation in value of the security as a result of the misrepresentation.

If the purchaser intends to rely on the rights described in (a) or (b) above, such purchaser must do so within strict time limitations. The purchaser must commence its action to cancel the agreement within 180 days after the date of the transaction that gave rise to the cause of action. The purchaser must commence its action for damages within the earlier of:

(a)	one year after the purchaser first had knowledge of the facts giving rise to the cause of action; or

(b)	six years after the date of the transaction that gave rise to the cause of action.

Nova Scotia

The right of action for damages or rescission described herein is conferred by section 138 of the Securities Act (Nova Scotia). Section 138 of the Securities Act (Nova Scotia) provides, in relevant part, that in the event that this prospectus, together with any amendment thereto, or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) contains a Misrepresentation, the purchaser will be deemed to have relied upon such Misrepresentation if it was a Misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against us and, subject to certain additional defences, every director at the date of this prospectus and every person who signed this prospectus or, alternatively, while still the owner of the securities purchased by the purchaser, may elect instead to exercise a statutory right of rescission against us, in which case the purchaser shall have no right of action for damages against us, the directors or persons who have signed this prospectus, provided that, among other limitations:

(a)	no action shall be commenced to enforce the right of action for rescission or damages by a purchaser resident in Nova Scotia later than 120 days after the date on which the initial payment was made for the securities;

(b)	no person will be liable if it proves that the purchaser purchased the securities with knowledge of the Misrepresentation;

(c)	in the case of an action for damages, no person will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

(d)	in no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser.

In addition, a person or company, other than us, will not be liable if that person or company proves that:

(a)	this prospectus or amendment to this prospectus was sent or delivered to the purchaser without the person’s or company’s knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person’s or company’s knowledge or consent;

(b)	after delivery of this prospectus or amendment to this prospectus and before the purchase of the securities by the purchaser, on becoming aware of any Misrepresentation in this prospectus or amendment to this prospectus the person or company withdrew the person’s or company’s consent to this prospectus or amendment to this prospectus, and gave reasonable general notice of the withdrawal and the reason for it; or

(c)	with respect to any part of this prospectus or amendment to this prospectus purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (A) there had been a Misrepresentation, or (B) the relevant part of this prospectus or amendment to this prospectus did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Furthermore, no person or company, other than us, will be liable with respect to any part of this prospectus or amendment to this prospectus not purporting (a) to be made on the authority of an expert or (b) to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company (i) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no Misrepresentation or (ii) believed that there had been a Misrepresentation.

If a Misrepresentation is contained in a record incorporated by reference into, or deemed incorporated by reference into, this prospectus or amendment to this prospectus, the Misrepresentation is deemed to be contained in this prospectus or an amendment to this prospectus.

The foregoing summary is subject to the express provisions of the securities act of Saskatchewan, Ontario, New Brunswick and Nova Scotia, respectively, and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions. Such provisions may contain limitations and statutory defences on which we may rely. The enforceability of these rights may be limited as described below.

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the ordinary shares in the form of ordinary shares or ADSs. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors resident in other Canadian jurisdictions under local provincial securities laws.

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the offer and/or sale of the ordinary shares in the form of ordinary shares or ADSs (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la rception de ce document, vous confirmez par les prsentes que vous avez expressment exig que tous les documents faisant foi ou serapportant de quelque manière que ce soit à l’offre ou à la ventedes valeurs mobilières dcrites aux prsentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rdigs en anglais seulement.

We are incorporated under the laws of Jersey, Channel Islands. All or substantially all of the directors and officers may be located outside of Canada and, as a result, it may not be possible for Canadian investors to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the fees and expenses to be incurred in connection with the issuance and distribution of the ordinary shares and ADSs in the offering, other than underwriting discounts and commissions, to be as follows:

SEC registration fee	$7,467.01
Legal fees and expenses	$350,000.00
Accounting fees and expenses	$350,000.00
Printing and engraving costs	$50,000.00
Blue sky fees and miscellaneous expenses	$42,532.99
Total	$800,000.00

All of these estimated fees and expenses will be paid by us.

CHANGE IN ACCOUNTANTS

As of March 28, 2007, we appointed BDO Stoy Hayward LLP as our auditors. PricewaterhouseCoopers LLP and PricewaterhouseCoopers Inc. have not performed any auditing services for us with respect to any period subsequent to December 31, 2006, nor have they performed a Statement on Auditing Standards No. 100, Interim Financial Information review of any unaudited interim financial information included in this prospectus.

With respect to our unaudited condensed consolidated balance sheet as of September 30, 2007 and the related unaudited condensed consolidated statements of operations, shareholders’ equity and cash flows for the nine-month period ended September 30, 2007 included in this prospectus, our auditors, BDO Stoy Hayward LLP, have reported that they have applied limited procedures in accordance with professional standards for a review of such unaudited interim financial information. However, their separate report included in this prospectus states that they did not audit and they do not express an opinion on that unaudited interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. BDO Stoy Hayward LLP are not subject to the liability provisions of Section 11 of the Securities Act for their report on such unaudited interim financial information because that report is not a ‘‘report’’ or a ‘‘part’’ of the registration statement prepared or certified by BDO Stoy Hayward LLP within the meaning of Sections 7 and 11 of the Securities Act.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in management’s report on internal control over financial reporting) of Randgold Resources Limited and its subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Société des Mines de Morila SA incorporated in this prospectus by reference to Randgold Resources Limited’s Annual Report on Form 20-F for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF SECURITIES

The validity of the ordinary shares and the ADSs offered by this prospectus will be passed upon for us by our Jersey counsel, Ogier. Certain legal matters relating to this offering will be passed upon by Fulbright & Jaworski L.L.P., our special U.S. counsel. Ashurst are acting as English counsel to us in connection with this offering. Certain legal matters relating to this offering will be passed upon by Cleary Gottlieb Steen & Hamilton LLP, special U.S. and English counsel to the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement, of which this prospectus constitutes a part, on Form F-3, with respect to the ordinary shares being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with rules and regulations of the SEC. For further information about us and the ordinary shares being sold in this offering, please refer to the registration statement and the exhibits and schedules filed as a part of the registration statement.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed or identified by us as being incorporated by reference will automatically update and supersede information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2006 filed on June 25, 2007.

•	The information set forth in the first and second paragraphs of the press release attached as Exhibit 1; the first and second paragraphs of the press release attached as Exhibit 3, and the fourth, seventh and eighth paragraphs of the press release attached as Exhibit 4 to our report on Form 6-K filed with the Commission on August 6, 2007.

•	The information set forth in the first and second paragraphs of the press release attached as Exhibit 1 to our report on Form 6-K filed with the Commission on May 8, 2007.

•	The information set forth in the first paragraph of the press release attached as Exhibit 1 to our report on Form 6-K filed with the Commission on April 3, 2007.

•	The description of our ordinary shares and American Depositary Shares contained in Item 1 of our registration statement on Form 8-A dated June 27, 2002, and any subsequent amendment or report filed for the purpose of updating this description.

In addition, unless otherwise stated in this prospectus, all documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and, to the extent, if any, we designate therein, reports on Form 6-K we furnish to the SEC after the date of this prospectus and prior to the termination of any offering contemplated in this prospectus, are incorporated herein by reference.

Our annual report on Form 20-F for the fiscal year ended December 31, 2006, filed on June 25, 2007, contains a description of our business and audited consolidated financial statements with a report by our independent auditors at such time.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

David Haddon
Company Secretary
c/o Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey JE11BJ
Channel Islands

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Jersey, Channel Islands. All of our directors and executive officers, except for Mr. R.I. Israel, Mr. P. Litard and Mr. N.P. Cole and some of the experts named in this prospectus, reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process on these persons or us within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a United States court predicated upon the civil liability provisions of the Federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive; it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. Jersey courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a Jersey court, the capacity of the parties to the contract will usually be determined in accordance with the Jersey Law. It is doubtful whether an original action based on United States Federal securities laws can be brought before Jersey courts. A plaintiff who is not resident in Jersey may be required to provide security for costs in the event of proceedings being initiated in Jersey. Furthermore the rules of the Royal Court of Jersey require that documents executed outside Jersey must be authenticated for the purpose of use in Jersey.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Board of Directors and Shareholders
Randgold Resources Limited

We have reviewed the condensed consolidated balance sheet of Randgold Resources Limited as of September 30, 2007, and the related condensed consolidated statements of operations, shareholders’ equity, and cash flows for the nine-month period ended September 30, 2007 included in the accompanying Securities and Exchange Commission Form F-3. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘‘PCAOB’’). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards. These Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is present in Note 12 to the interim financial statements.

/s/ BDO Stoy Hayward LLP
BDO Stoy Hayward LLP
London, England

November 27, 2007

FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
($ IN THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	Nine months ended Sept. 30, 2007 $000	Nine months ended Sept. 30, 2006 $000
REVENUE
Gold sales on spot		216,713	201,130
Loss on matured hedges		(16,727)	(7,270)
Non-cash loss on roll forward of hedges		(4,759)	(4,700)
Total revenues		195,227	189,160
OTHER INCOME
Interest income		5,437	5,692
Other income		632	730
Total other income		6,069	6,422
Total income		201,296	195,582
COSTS AND EXPENSES
Mine production costs		95,391	86,150
Movement in production inventory and ore stockpiles		(7,107)	(12,521)
Depreciation and amortization		17,566	16,312
General and administration expenses		9,329	7,777
Mining and processing costs		115,179	97,718
Transport and refinery costs		859	458
Royalties		12,753	12,551
Exploration and corporate expenditure		22,987	21,393
Other losses – net		—	323
Exchange losses/(gains) – net		504	(10)
Unwind of discount on provisions for rehabilitation		288	252
Interest expense		4,148	4,687
PROFIT BEFORE INCOME TAX		44,578	58,210
Income tax expense		(13,442)	(18,124)
NET PROFIT		31,136	40,086
Attributable to:
Equity shareholders		28,656	37,584
Minority shareholders		2,480	2,502
		31,136	40,086
Basic earnings per share ($)	3	0.42	0.55
Fully diluted earnings per share ($)	3	0.41	0.54

See notes to Condensed Consolidated Financial Statements

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
($ IN THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	At Sept. 30, 2007 $000	At Dec. 31, 2006 $000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	6	261,732	241,300
Cost		335,837	297,839
Accumulated depreciation and amortization		(74,105)	(56,539)
Deferred taxation		1,721	2,993
Long-term ore stockpiles	5	48,119	41,614
Receivables	4	15,220	13,702
TOTAL NON-CURRENT ASSETS		326,792	299,609
CURRENT ASSETS
Inventories and ore stockpiles	5	38,007	34,200
Receivables	4	50,258	34,999
Cash and equivalents		131,086	143,356
TOTAL CURRENT ASSETS		219,351	212,555
TOTAL ASSETS		546,143	512,164
EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital		3,467	3,440
Authorized:
80,000,000 ordinary shares of 5 US cents each, for both years presented
Issued:
69,312,330 ordinary shares (Dec. 31, 2006: 68,763,561)
Share premium		219,400	213,653
Accumulated profit		200,182	178,400
Other reserves		(61,962)	(59,430)
Shareholders’ equity		361,087	336,063
Minority interest		7,187	4,707
TOTAL EQUITY		368,274	340,770
NON-CURRENT LIABILITIES
Long-term borrowings	8	44,427	25,666
Loans from minority shareholders in subsidiaries		3,000	2,773
Financial liabilities – forward gold sales		49,527	39,969
Deferred taxation		462	462
Provision for environmental rehabilitation	7	9,120	8,842
TOTAL NON-CURRENT LIABILITIES		106,536	77,712
CURRENT LIABILITIES
Financial liabilities – forward gold sales		25,120	27,525
Accounts payable and accrued liabilities		41,038	39,461
Taxation payable		1,559	1,878
Current portion of long-term borrowings	8	3,616	24,818
TOTAL CURRENT LIABILITIES		71,333	93,682
TOTAL EQUITY AND LIABILITIES		546,143	512,164

See notes to Condensed Consolidated Financial Statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
($ IN THOUSANDS UNLESS OTHERWISE NOTED)

	Number of Ordinary Shares	Share Capital $000	Share Premium $000	Other Reserves $000	Accumulated Profits $000	Total Attributable to Equity Shareholders $000	Minority Interest $000	Total $000
Balance at Dec. 31, 2006	68,763,561	3,440	213,653	(59,430)	178,400	336,063	4,707	340,770
Net income	—	—	—	—	28,656	28,656	2,480	31,136
Movement on cash flow hedges –
Transfer to income statement	—	—	—	4,453	—	4,453	—	4,453
Fair value movement on financial instruments	—	—	—	(7,153)	—	(7,153)	—	(7,153)
Total recognised income/(loss)	—	—	—	(2,700)	28,656	25,956	2,480	28,436
Share-based payments	—	—	—	1,618	—	1,618	—	1,618
Share options exercised	538,667	27	4,297	—	—	4,324	—	4,324
Exercise of options previously expensed under IFRS 2	—	—	1,280	(1,280)	—	—	—	—
Shares vested#	10,102	—	170	(170)	—	—	—	—
Dividend relating to 2006	—	—	—	—	(6,874)	(6,874)	—	(6,874)
Balance at Sept. 30, 2007	69,312,330	3,467	219,400	(61,962)	200,182	361,087	7,187	368,274

#	Restricted shares were issued to directors as remuneration. The transfer between ‘‘other reserves’’ and ‘‘share premium’’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

See notes to Condensed Consolidated Financial Statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
($ IN THOUSANDS UNLESS OTHERWISE NOTED)

	Nine months ended Sept. 30, 2007 $000	Nine months ended Sept. 30, 2006 $000
Profit before income tax	44,578	58,210
Adjustment for non-cash items	24,218	23,425
Working capital changes	(29,126)	(10,817)
Income tax paid	(9,178)	(9,053)
Net cash generated by operating activities	30,492	61,765
Net cash utilized in investing activities	(37,998)	(50,739)
Additions to property, plant and equipment	(37,998)	(50,844)
Financing of contractors	—	105
Net cash generated by financing activities	(4,764)	(8,158)
Ordinary shares issued	4,324	2,685
Decrease in long-term borrowings	(2,214)	(10,843)
Dividends paid to company’s shareholders	(6,874)	—
Net (decrease) increase in cash and cash equivalents	(12,270)	2,868
Cash and cash equivalents at beginning of period	143,356	152,452
Cash and cash equivalents at end of period	131,086	155,320

The principal non-cash items relate to the amortization of property, plant and equipment, the effect of the roll forward of hedges, as well as costs related to share-based payments.

Included in cash and cash equivalents are AAA rated short-term asset backed securities and other corporate debt instruments in the amount of USS 49 million (December 31, 2006; $49.8 million). The trading market for these instruments has become substantially illiquid as a result of recent conditions in the credit markets. The Group continues to receive interest payable on these securities. Subsequent to the September quarter end these securities have been reclassified from the cash and cash equivalent category to the investment category following the instruments not trading for more than 90 days.

See notes to Condensed Consolidated Financial Statements

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Randgold Resources Limited (‘‘Randgold Resources’’ or the ‘‘Company’’) and its subsidiaries (the ‘‘Group’’) together with its joint ventures, carry out gold mining activities and exploration. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine, which commenced production in November 2005. The Group also has a portfolio of exploration projects in West and East Africa. The interests of the Group in its operating mines are held through Morila SA (‘‘Morila’’) which owns the Morila mine and Somilo SA (‘‘Somilo’’) which owns the Loulo mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold Resources’ wholly owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one-half of the members of the committee. AngloGold Services Mali SA (‘‘Anser’’), a subsidiary of AngloGold Ashanti, is the operator of Morila. Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo.

The Group has various exploration programmes ranging from substantial to early stage in Mali West, around Morila and in Senegal, Tanzania, Burkina Faso, Côte d’Ivoire and Ghana. An updated pre-feasibility study and an extensive drilling program have been completed for the Tongon project in Côte d’Ivoire with the final feasibility study currently underway.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The following interim consolidated financial statements are unaudited and prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting as well as in accordance with Internal Accounting Standard 34, ‘‘Interim Financial Reporting’’ (‘‘IAS 34’’). Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as long as the statements are not misleading. In the opinion of management, all adjustments necessary for a fair presentation of these interim statements have been included. These adjustments are of a normal recurring nature. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed on June 25, 2007 (‘‘Randgold’s Annual Report on Form 20-F for the year ended December 31, 2006’’). These interim results are not indicative of the results which may be obtained for the entire year.

The preparation of the Company’s consolidated financial statements requires the Company’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; asset impairments; write-downs of inventory to net realizable value; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONTINUED)

3.	EARNINGS PER SHARE

	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
	Income (Numerator) $000	Share (Denominator)	Per share amount $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2007		68,763,561
Weighted number of shares issued		158,195
Income available to shareholders	28,656	68,921,756	0.42
EFFECT OF DILUTIVE SECURITIES
Weighted share options issued to employees		870,937
Fully diluted earnings per share	28,656	69,792,693	0.41

	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
	Income (Numerator) $000	Share (Denominator)	Per share amount $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2006		68,072,864
Weighted number of shares issued		217,783
Income available to shareholders	37,584	68,290,647	0.55
EFFECT OF DILUTIVE SECURITIES
Share options issued to employees		1,085,171
Fully diluted earnings per share	37,584	69,375,818	0.54

4.	RECEIVABLES

	Sept. 30, 2007 $000	Dec. 31, 2006 $000
Trade	24,756	12,545
Advances to contractors	12,064	12,064
Taxation debtor	24,946	20,322
Prepayments	6,338	5,018
Other	557	1,935
	68,661	51,884
Impairment provision	(3,183)	(3,183)
Total	65,478	48,701
Less: current portion	(50,258)	(34,999)
Long-term portion	15,220	13,702

Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd. (in liquidation) (‘‘MDM’’). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on December 30, 2005. As part of efforts to recoup monies owed to the Group, MDM was put into liquidation on February 1, 2006. This resulted is South African Companies Act Section 417 investigation into

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONTINUED)

the business and financial activities of MDM, its affiliated companies and directors. The investigation was completed and summons have been issued against those MDM creditors deemed as preferential creditors. These legal proceedings are continuing. Significant uncertainties exist relating to the recoverability of these advances.

The taxation debtor relates to reimbursable indirect taxes owing to Morila (Value Added Tax, or TVA, and fuel duties) and Loulo (fuel duties) by the State of Mali, which are denominated in FCFA. Morila has concluded a reimbursement protocol with the Government of Mali for all TVA owing to June 2005 and is in negotiations to conclude a further protocol to bring this up to date.

5.	INVENTORIES AND ORE STOCKPILES

	Sept. 30, 2007 $000	Dec. 31, 2006 $000
Consumable stores	21,946	18,739
Short-term portion of ore stockpiles	11,895	12,041
Gold in process	4,166	3,420
	38,007	34,200
Long-term portion of ore stockpiles	48,119	41,614
	86,126	75,814

6.	PROPERTY, PLANT AND EQUIPMENT

Mine properties, mine development costs and mine plant facilities and equipment.

	Sept. 30, 2007 $000	Dec. 31, 2006 $000
Cost
At beginning of year	297,839	236,331
Additions, net	37,998	61,508
	335,837	297,839
Accumulated depreciation
At beginning of year	56,539	33,695
Charge for the period	17,566	22,844
	74,105	56,539
NET BOOK VALUE	261,732	241,300

7.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	Sept. 30, 2007 $000	Dec. 31, 2006 $000
Opening balance	8,842	9,480
Unwinding of discount	288	541
Changes in estimates	(10)	(1,179)
	9,120	8,842

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONTINUED)

As at September 30, 2007, $4.8 million of the provision relates to Loulo (December 31, 2006: $4.8 million) which is based on estimates provided by environmental consultants in connection with the Loulo feasibility study. The remaining $4.3 million relates to Morila (December 31, 2006: $4.0 million). The net present value of estimated future rehabilitation costs is calculated using a 6.0% discount rate (2006: 6.0%) per annum for Morila, being an estimate derived from the risk free rate. A 6.5% (2006: 6.5%) discount rate was used for Loulo. Limited environmental rehabilitation regulations currently exist in Mali to govern mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up to date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine plans envisage the expected outflow to occur at the end of the Life of Mine, which is 2013 for Morila and 2024 for Loulo.

8.	LONG-TERM BORROWINGS

		Sept. 30, 2007 $000	Dec. 31, 2006 $000
Morila power plant finance lease		2,959	3,828
Morila oxygen plant finance lease		590	718
Corporate revolving credit facility	(note 8.1)	40,800	—
Loulo CAT finance lease		3,694	5,138
Loulo project finance loan	(note 8.1)	—	40,800
		48,043	50,484
Less: Current portion of liabilities		(3,616)	(24,818)
		44,427	25,666

All loans are secured and have variable interest rates, except for the Loulo Caterpillar finance lease which has a fixed rate.

8.1	Corporate revolving credit facility

The Loulo project finance facility was replaced in early May of 2007 with a $60 million corporate revolving credit facility to Randgold Resources. The facility is with NM Rothschild, Société Générale, Fortis and Barclays. It carries interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The final repayment date is May 1, 2011. Only $40.8 million of the $60 million facility has been drawn. Should no further draw down on the outstanding facility be required, the new corporate facility allows for repayments to be scheduled as follows: 2007 to 2009 – nil; 2010 – $16.8 million and 2011 – $24.0 million. The maximum amounts outstanding under the facility are: prior to November 1, 2009 – $60.0 million; up to May 1, 2010 – $48.0 million; up to November 1, 2010 – $36.0 million; up to May 1, 2011 – $24.0 million.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONTINUED)

8.2	Maturities

The borrowings mature over the following periods:

	Sept. 30, 2007 $000	Dec. 31, 2006 $000
Not later than one year	3,616	24,818
Later than one year and not later than five years	44,427	25,666
Later than five years	—	—
	48,043	50,484

9.	SEGMENT INFORMATION

The group’s mining and exploration activities are conducted in West and East Africa. An analysis of the group’s business segments, excluding inter-group transactions, is set out below. The group undertakes exploration activities in East and West Africa which are included in the corporate and exploration segment.

NINE MONTHS ENDED SEPTEMBER 30, 2007

$000	Group’s 40% share of Morila Mine	Somilo	Corporate and Exploration	Total
PROFIT AND LOSS
Gold sales on spot	85,007	131,706	—	216,713
Loss on matured hedges	—	(16,727)	—	(16,727)
Non-cash loss on roll forward of hedges	—	(4,759)	—	(4,759)
Total revenue	85,007	110,220	—	195,227
Mining and processing costs excluding depreciation and amortization	(36,228)	(61,385)	—	(97,613)
Depreciation and amortization	(6,174)	(11,392)	—	(17,566)
Mining and processing costs	(42,402)	(72,777)	—	(115,179)
Transport and refining costs	(189)	(670)	—	(859)
Royalties	(5,955)	(6,798)	—	(12,753)
Exploration and corporate expenditure	(396)	(2,317)	(20,274)	(22,987)
Other income/(expenses), exchanges gains/(losses) – net	268	(1,526)	1,386	128
Unwind of discount on provisions for environmental rehabilitation	(288)	—	—	(288)
Interest expense	(804)	(3,344)	—	(4,148)
Interest income	149	107	5,181	5,437
Profit before income tax	35,390	22,895	(13,707)	44,578
Income tax expense	(13,419)	—	(23)	(13,442)
Net profit	21,971	22,895	(13,730)	31,136
TOTAL ASSETS (as at September 30, 2007)	124,891	284,203	137,049	546,143

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONTINUED)

NINE MONTHS ENDED SEPTEMBER 30, 2006

$000	Group’s 40% share of Morila Mine	Somilo	Corporate and Exploration	Total
PROFIT AND LOSS
Gold sales on spot	94,686	106,444	—	201,130
Loss on matured hedges	—	(7,270)	—	(7,270)
Non-cash loss on roll forward of hedges	—	(4,700)	—	(4,700)
Total revenue	94,686	94,474	—	189,160
Mining and processing costs excluding depreciation and amortization	(30,713)	(50,693)	—	(81,406)
Depreciation and amortization	(6,772)	(9,540)	—	(16,312)
Mining and processing costs	(37,485)	(60,233)	—	(97,718)
Transport and refining costs	(178)	(280)	—	(458)
Royalties	(6,617)	(5,934)	—	(12,551)
Exploration and corporate expenditure	(1,883)	(1,729)	(17,781)	(21,393)
Other losses – net	—	(323)	—	(323)
Other income/(expenses), exchanges gains/(losses) – net	465	(1,698)	1,973	740
Unwind of discount on provisions for environmental rehabilitation	(252)	—	—	(252)
Interest expense	(470)	(4,217)	—	(4,687)
Interest income	121	182	5,389	5,692
Profit before income tax	48,387	20,242	(10,419)	58,210
Income tax expense	(18,124)	—	—	(18,124)
Net profit	30,263	20,242	(10,419)	40,086
TOTAL ASSETS (as at September 30, 2006)	141,481	230,596	145,271	517,348

10.	COMMITMENTS AND CONTINGENT LIABILITIES

10.1	Capital Expenditure

$000	Sept. 30, 2007	Dec. 31, 2006
Capital expenditure contracted for at balance sheet date but not yet incurred is:
Property, plant and equipment	4,906	10,450

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONTINUED)

12.	RECONCILIATION TO US GAAP

The Group’s unaudited condensed consolidated financial statements included in this interim report have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP that affect consolidated net income for the nine months ended September 30, 2007 and 2006 and total shareholders’ equity as at September 30, 2007 and December 31, 2006 are presented below.

Reconciliation of Net Income

$000 except share data	Nine months ended Sept. 30, 2007	Nine months ended Sept. 30, 2006
Net profit attributable to equity shareholders as reported under IFRS	28,656	37,584
Share-based payment compensation	—	—
Exploration and evaluation costs	—	—
Net income under US GAAP	28,656	37,584
Other comprehensive income:
Movement in cash flow hedges during the period	(2,700)	(14,997)
Comprehensive income under US GAAP	25,956	22,587
Basic earnings per share under US GAAP ($)	0.42	0.55
Weighted average number of shares used in the computation of basic earnings per share	68,921,756	68,290,647
Fully diluted earnings per share under US GAAP ($)	0.41	0.54
Weighted average number of shares used in the computation of fully diluted earnings per share	69,792,693	69,375,818

Reconciliation of Shareholders’ Equity

$000	Sept. 30, 2007	Dec. 31, 2006
Shareholders’ equity as reported under IFRS	361,087	336,063
Exploration and evaluation costs	(7,095)	(7,095)
Shareholders’ equity under US GAAP	353,992	328,968

SHARE-BASED PAYMENTS

The Group has an employee share option scheme (‘‘Randgold Resources Share Option Scheme’’ hereafter referred to as the RRSO scheme) under which all employees may be granted options to purchase shares in Randgold Resources Limited’s authorized but unissued common stock. As at September 30, 2007, 464,017 options were available to be granted in terms of the RRSO scheme rules. During the nine months ended September 30, 2007, 538,667 were exercised and 1,521,000 were granted at an average price of $22.19 per share.

The board awarded the CEO restricted stock amounting to 150,000 shares under the terms of the service agreement entered into with Dr DM Bristow. The award entitled the CEO to 50,000 shares at the end of each year of a three year period which commenced on January 1, 2004.

An annual award is granted to each non-executive director as part of their remuneration that amounts to $30,000 to be translated into a number of ‘restricted’ shares. The shares are to vest over a three year period from the date of the award. The first awards were granted on January 1, 2005. Vesting would accelerate on the following conditions:

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONTINUED)

•	Termination other than resignation or dismissal;

•	Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

•	Change in control of the group.

Prior to January 1, 2005, there was no requirement to recognize share-based compensation expense under IFRS. The group adopted IFRS 2, on January 1, 2005 and applied IFRS 2 to share options that were granted after November 7, 2002 and had not yet vested at the effective date of January 1, 2005. The change in accounting policy under IFRS was accounted for retrospectively, and the comparative figures for 2004, included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have been restated. For options granted before November 7, 2002 there is no requirement to recognize compensation expense under IFRS. For US GAAP purposes, the Group adopted the provisions of SFAS No. 123R, ‘‘Share-based Payments,’’ on January 1, 2006, using the modified retrospective application. Accordingly, compensation expense under US GAAP is recognized for all awards granted either by reference to fair value previously calculated for disclosure purposes under SFAS
No. 123 for awards granted before December 31, 2005, or based on fair value calculated in accordance with the provisions of SFAS No. 123R for awards granted after January 1, 2006. As of January 1, 2006, all unvested awards are recognized under both SFAS No. 123R and IFRS 2.

The fair value of options granted in the nine months ended September 30, 2007, has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

Aug. 22, 2007
Expected life	3 years
Volatility	30.06%
Risk-free interest rate	4.34%
Dividend yield	0%
Weighted average share price on grant and valuation date	$22.19
Weighted average exercise price	$22.19

EXPLORATION COSTS

During the years ended December 31, 2005 and 2004, the group has capitalized certain exploration and evaluation expenditure under its IFRS accounting policy because it is considered probable that a future economic benefit will be generated. Under this accounting policy, expenditure of $3.2 million and $3.9 million incurred during the years ended December 31, 2005 and 2004, respectively, relating to the underground development study at Loulo have been capitalized. US GAAP is more restrictive regarding the capitalization of such costs, since the project involves a different mining method (underground mine as opposed to an open pit) which means that proven and probable reserves need to be established before expenditure can be capitalized. Therefore, since a final feasibility study had not yet been established, this expenditure was expensed as incurred under US GAAP.

A final feasibility study for the Loulo underground project was completed in July 2005, and since that date the costs relating to the project have been capitalized under both IFRS and US GAAP. This project is currently still in the development phase.

PRESENTATION IN FINANCIAL STATEMENTS

Non-operating income/(expense)

Under IFRS, the Group has classified interest income and other income as ‘‘Other Income’’ items. Under US GAAP, such items would be classified as ‘‘Non-Operating Income’’ items.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONTINUED)

Minority interest

IFRS requires ‘‘profit or loss attributable to minority interest’’ and ‘‘profit or loss attributable to equity holders of the parent’’ to be presented as allocations of profit or loss, not as items of income or expense to be deducted in arriving at net profit or loss under US GAAP. In addition, minority interest is presented within total equity under IFRS. Under US GAAP, minority interest is presented outside of total equity.

Deferred taxation

Under IFRS, the Group has classified all of its deferred tax assets and liabilities as non-current. US GAAP, however, requires classification of deferred tax liabilities and assets as current or non-current based on the classification of the corresponding asset or liability for financial reporting purposes.

Investment in joint venture

Under IFRS, the Group accounts for its interest in the incorporated Morila SA joint venture using the proportionate consolidation method. Under US GAAP, interests in incorporated joint ventures are accounted for under the equity method. Although this presentation under US GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IFRS, it has no impact on net income and net asset value of the Group, except for any differences between IFRS and US GAAP applicable to the joint venture.

The following is summarized unaudited income statement information related to Morila S.A. for the nine months ended September 30, 2007 and 2006.

	Nine months ended
$000	Sept. 30, 2007	Sept. 30, 2006
Revenue	212,518	236,715
Costs and expenses	(124,043)	(115,747)
Profit before taxation	88,475	120,968
Taxation	(33,548)	(45,310)
Net income	54,927	75,658

RECENTLY ADOPTED ACCOUNTING STANDARDS

The company adopted Financial Accounting Standards Board Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’) on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes’’. This interpretation prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 had no effect on the consolidated financial statements.